SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 23, 2012

Commission File Number: 333-130901

MACRO BANK INC.

(Exact name of registrant as specified in its Charter)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

BANCO MACRO S.A.

Financial Statements as of December 31, 2011,

together with the Independent Auditor´s Report

CONTENTS

•	Independent Auditor´s Report
•	Cover
•	Balance sheets
•	Statements of income
•	Statements of changes in shareholders’ equity
•	Statements of cash flows
•	Notes to the financial statements
•	Exhibits A through L, N and O
•	Consolidated balance sheets
•	Consolidated statements of income
•	Consolidated statements of cash flows
•	Consolidated statements of debtors by situation
•	Notes to the consolidated financial statements with subsidiaries
•	Exhibit l to the consolidated financial statements with subsidiaries
•	Earnings distribution proposal

INDEPENDENT AUDITOR´S REPORT

Translation into English – Originally issued in Spanish

See Note 23 to the Financial Statements

To the Directors of

BANCO MACRO S.A.

Registered office: Sarmiento 447

City of Buenos Aires

1.	We have audited the accompanying balance sheet of BANCO MACRO S.A. as of December 31, 2011, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended. We have also audited the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, and the related consolidated statements of income and cash flows for the year then ended, which are disclosed as supplementary information.

2.	The Bank’s Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting standards established by the BCRA (Central Bank of Argentina). This responsibility includes designing, implementing and maintaining an adequate internal control system so that such financial statements are free from material misstatement whether due to errors or irregularities; selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances. Our responsibility is to express an opinion on these financial statements based on our audit.

3.	We conducted our audit in accordance with auditing standards effective in Argentina and the “Minimum external auditing standards” issued by the BCRA. Those standards require that the auditor plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatements.

An audit includes performing procedures, on a selective test basis, to obtain judgmental evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment who, to this end, assesses the risks of material misstatement of the financial statements, whether due to errors or irregularities. In making these risk assessments, the auditor considers the Bank’s internal controls relevant to the preparation and fair presentation of the financial statements in order to select the appropriate audit procedures in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control system. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by the Bank’s Management, as well as evaluating the overall presentation of the financial statements.

We believe that the judgmental evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

4.	As described in note 5. to the accompanying stand-alone financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described and quantified in such note.

5.	As further explained in note 23, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards established by the BCRA but may not conform with the accounting principles generally accepted in other countries.

6.	In our opinion, the financial statements mentioned in the first paragraph present fairly, in all material respects, the financial position of BANCO MACRO S.A. and the consolidated financial position of BANCO MACRO S.A. and its subsidiaries as of December 31, 2011, and the related results of its operations and cash flows for the year then ended, in accordance with the accounting standards established by the BCRA and, except for the effect that is mentioned in the fourth paragraph, with respect to the professional accounting standards effective in Argentina.

7.	With respect to the balance sheet of BANCO MACRO S.A. and the consolidated balance sheet of BANCO MACRO S.A. with its subsidiaries as of December 31, 2010, and the related statements of income, changes in shareholders’ equity and cash flows for the year then ended, which were presented for comparative purposes, we report that, on February 10, 2011, we issued an audit report that included qualifications for differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina, which are described and quantified in note 5 to the accompanying stand-alone financial statements.

8.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed into the “Inventory and Financial Statements” book and, in our opinion, were prepared in all material respects, in conformity with the applicable BCRA rules, Argentine Business Associations Law provisions and CNV (Argentine Securities Commission) regulations.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal respects, pursuant to current legal requirements and the rules of the BCRA and in conformity with the provisions of CNV Resolutions Nos. 1,032/EMI and 1,996/EMI dated March 17, and May 20, 2004, respectively.

c)	As of December 31, 2011, liabilities accrued for employer and employee contributions to the National Social Security Administration, as recorded in the Bank’s books, amounted to Ps. 26,741,844, none of which was due as of that date.

d)	We applied the anti-money laundering and anti-terrorist financing procedures provided in the related professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

e)	During the fiscal year ended December 31, 2011, we invoiced fees for auditing services rendered to the Bank, which represent 100% of total invoicing to the Bank for any item, 74% of total auditing services invoiced to the Bank and its subsidiaries, and 74% of total invoicing to the Bank and its subsidiaries for any item.

City of Buenos Aires,

February 15, 2012

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

CLAUDIO N. NOGUEIRAS
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 197 – Fo. 64

FINANCIAL STATEMENTS AS OF

DECEMBER 31, 2011

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 – City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006, July 14, 2009.

Name of the auditor	Claudio N. Nogueiras
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

ASSETS

A.	CASH
	Cash on hand	1,945,713	1,206,489
	Due from banks and correspondents
	Central Bank of Argentina	2,875,512	2,805,679
	Local Other	15,400	11,763
	Foreign	103,434	271,702
	Other	269	249
		4,940,328	4,295,882

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
	Holdings booked at market value	736,368	377,865
	Government securities under repo transactions with Central Bank of Argentina	1,992,625	2,299,088
	Holdings booked at amortized cost	103,616	99,659
	Instruments issued by the Central Bank of Argentina	1,255,027	3,409,433
		4,087,636	6,186,045

C.	LOANS (Exhibits B, C and D)
	To the non-financial government sector	335,726	335,970
	To the financial sector
	Interfinancing (granted call)	250,000	33,100
	Other financing to Argentine Financial Institutions	176,100	45,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	5,226	443
	To the non-financial private sector and foreign residents
	Overdrafts	2,683,707	1,984,571
	Documents	3,138,189	1,766,933
	Mortgage loans	1,108,456	873,671
	Pledge loans	665,549	345,269
	Personal loans	7,490,051	4,926,060
	Credit cards	2,851,876	1,470,396
	Other (Note 6.1.)	4,115,741	3,207,787
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	349,757	209,665
	less: Unearned discount	(71,182)	(28,644)
	less: Allowances (Exhibit J)	(557,586)	(470,730)
		22,541,610	14,699,591

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,321,905	2,519,076
	Amounts receivable from spot and forward sales pending settlement	1,141,336	111,229
	Securities and foreign currency receivable from spot and forward purchases pending settlement	50,719	164,731
	Unlisted corporate bonds (Exhibits B, C and D)	251,864	220,554
	Receivables from forward transactions without delivery of underlying asset	880	2,840
	Other receivables not covered by debtors classification standards (Note 6.2.)	564,910	548,262
	Other receivables covered by debtors classification standards (Exhibits B, C and D)	33,144	36,897
	less: Allowances (Exhibit J)	(232,314)	(229,504)
		4,132,444	3,374,085

E.	RECEIVABLES FROM FINANCIAL LEASES (Exhibits B, C and D)
	Receivables from financial leases	330,605	244,186
	Accrued interest and adjustments	5,512	4,112
	less: Allowances (Exhibit J)	(5,583)	(5,968)
		330,534	242,330

F.	INVESTMENTS IN OTHER COMPANIES (Exhibit E)
	In financial institutions	614,045	512,881
	Other	52,224	47,495
	less: Allowances (Exhibit J)	(1,142)	(659)
		665,127	559,717

G.	OTHER RECEIVABLES
	Receivables from sale of assets (Exhibits B, C and D)	6,240	7,229
	Other (Note 6.3.)	530,551	544,465
	Accrued interest and adjustments on receivables from sales of assets (Exhibits B, C and D)	231	330
	Other accrued interest and adjustments receivable	447	290
	less: Allowances (Exhibit J)	(12,339)	(12,858)
		525,130	539,456

H.	BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	519,676	403,169

I.	OTHER ASSETS (Exhibit F)	228,253	179,295

J.	INTANGIBLE ASSETS (Exhibit G)
	Goodwill	86,893	100,945
	Organization and development costs	222,479	186,700
		309,372	287,645

K.	ITEMS PENDING ALLOCATION	3,120	3,907

TOTAL ASSETS		38,283,230	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

LIABILITIES

L.	DEPOSITS (Exhibits H and I)
	From the non-financial government sector	4,875,273	4,225,266
	From the financial sector	17,419	15,610
	From the non-financial private sector and foreign residents
	Checking accounts	4,429,772	3,869,485
	Savings accounts	5,599,541	4,093,226
	Time deposits	10,756,676	7,989,567
	Investment accounts	43,766	177,135
	Other (Note 6.4.)	585,082	483,298
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	125,642	54,457
		26,433,171	20,908,044

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina (Exhibit I)
	Other	9,043	1,798
	Banks and International Institutions (Exhibit I)	154,942	45,506
	Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	654,905	620,071
	Amounts payable for spot and forward purchases pending settlement	48,523	164,391
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,160,058	2,412,928
	Financing received from Argentine financial institutions (Exhibit I)
	Interfinancing - (received call)	1	30,068
	Other financing received from Argentine financial institutions	15,501	17,278
	Accrued interest payables		25
	Receivables from forward transactions without delivery of underlying asset	30	755
	Other (Note 6.5. and Exhibit I)	1,391,206	1,125,211
	Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	48,793	46,083
		5,483,002	4,464,114

N.	OTHER LIABILITIES
	Fees	7,523
	Other (Note 6.6.)	897,827	552,124
		905,350	552,124

O.	PROVISIONS (Exhibit J)	88,164	88,865

P.	SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	647,753	598,470

Q.	ITEMS PENDING ALLOCATION	6,238	6,663

TOTAL LIABILITIES		33,563,678	26,618,280

SHAREHOLDERS' EQUITY (As per related statement)		4,719,552	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		38,283,230	30,771,122

Jorge H. Brito
Chairperson

BALANCE SHEETS

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	18,082,033	12,003,089

Contingent	7,916,106	5,281,603
Credit lines obtained (unused portion)	11,700
Guarantees received	7,385,671	4,935,898
Other not covered by debtors classification standards	195	229
Contingent debit-balance contra accounts	518,540	345,476

Control	6,511,301	5,717,197
Receivables classified as irrecoverable	876,232	787,863
Other (Note 6.7.)	5,388,859	4,685,026
Control debit-balance contra accounts	246,210	244,308

Derivatives (Exhibit O)	3,654,626	1,004,289
Notional value of put options taken (Note 11.d))	40,091
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,757,843	555,897
Interest rate swap (Note 11.b))	158,550	157,066
Derivatives debit-balance contra accounts	1,698,142	291,326

CREDIT-BALANCE ACCOUNTS	18,082,033	12,003,089

Contingent	7,916,106	5,281,603
Credit lines granted (unused portion) covered by debtors classification standards (Exhibits B, C and D)	38,729	55,782
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	70,371	68,839
Other guarantees provided not covered by debtors classification standards	137,329	130,684
Other covered by debtors classification standards (Exhibits B, C and D)	272,111	90,171
Contingent credit-balance contra accounts	7,397,566	4,936,127

Control	6,511,301	5,717,197
Checks to be credited	246,210	244,308
Control credit-balance contra accounts	6,265,091	5,472,889

Derivatives (Exhibit O)	3,654,626	1,004,289
Notional value of put options sold (Note 11.c))	36,490	54,475
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	1,661,652	236,851
Derivatives credit-balance contra account	1,956,484	712,963

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation on financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

A.	FINANCIAL INCOME
	Interest on cash and due from banks	179	271
	Interest on loans to the financial sector	22,934	10,806
	Interest on overdrafts	449,141	261,793
	Interest on documents	228,180	142,763
	Interest on mortgage loans	154,421	109,491
	Interest on pledge loans	91,221	50,963
	Interest on credit card loans	344,861	184,981
	Interest on financial leases	56,531	41,922
	Interest on other loans	2,070,021	1,333,828
	Net income from government and private securities (Note 6.8.)	451,151	935,732
	Interest on other receivables from financial intermediation	191	623
	Income from guaranteed loans - Presidential Decree No. 1,387/01	4,904	61,998
	CER (Benchmark Stabilization Coefficient) adjustment	4,412	46,103
	CVS (Salary Variation Coefficient) adjustment	362	688
	Difference in quoted prices of gold and foreign currency	260,850	149,739
	Other (Note 6.9.)	103,757	59,152
		4,243,116	3,390,853

B.	FINANCIAL EXPENSE
	Interest on checking accounts		3,449
	Interest on savings accounts	23,823	18,530
	Interest on time deposits	1,137,276	893,244
	Interest on interfinancing received loans (received call)	4,930	4,443
	Interest on other financing from Financial Institutions	8	6
	Interest on other liabilities from financial intermediation	64,751	62,889
	Interest on subordinated bonds	60,592	57,381
	Other interest	2,545	1,856
	CER adjustment	4,107	4,890
	Contribution to Deposit Guarantee Fund	40,330	32,046
	Other (Note 6.10.)	256,814	163,937
		1,595,176	1,242,671

	GROSS INTERMEDIATION MARGIN - GAIN	2,647,940	2,148,182

C.	PROVISION FOR LOAN LOSSES	252,724	199,488

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	107,297	75,784
	Related to deposits	1,098,154	758,507
	Other commissions	39,736	30,989
	Other (Note 6.11.)	576,572	334,454
		1,821,759	1,199,734

Jorge H. Brito
Chairperson

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation on financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

E.	SERVICE-CHARGE EXPENSE
	Commissions	106,687	73,199
	Other (Note 6.12.)	290,094	189,153
		396,781	262,352

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,496,298	1,119,793
	Directors' and statutory auditors' fees	50,457	52,150
	Other professional fees	77,405	72,513
	Advertising and publicity	72,932	60,733
	Taxes	115,128	92,281
	Depreciation of equipment	68,802	54,877
	Amortization of organization costs	55,295	40,362
	Other operating expenses (Note 6.13.)	294,869	225,075
	Other	24,431	20,764
		2,255,617	1,738,548

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,564,577	1,147,528

G.	OTHER INCOME
	Income from long-term investments	119,885	102,728
	Penalty interest	31,315	26,075
	Recovered loans and allowances reversed	67,116	62,178
	CER adjustments	78	107
	Other (Note 6.14.)	77,939	68,468
		296,333	259,556

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	9	15
	Charges for other receivables uncollectibility and other allowances	34,028	23,277
	Amortization of differences related to court orders	17,933	16,836
	Depreciation and loss of other assets	1,961	3,647
	Goodwill amortization	14,052	10,305
	Other (Note 6.15.)	24,830	24,574
		92,813	78,654

	NET INCOME BEFORE INCOME TAX - GAIN	1,768,097	1,328,430

I.	INCOME TAX (Note 4.)	592,000	318,000

	NET INCOME FOR THE FISCAL YEAR - GAIN	1,176,097	1,010,430

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011								12/31/2010
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Subordinated Debt Instruments	Voluntary	Unappropriated earnings	Total	Total

Balances at the beginning of the fiscal year	594,485	398,750	4,511	764,140		211	2,390,745	4,152,842	3,358,801

Own shares reacquired							(92,919)	(92,919)

Distribution of unappropriated earnings, as approved by the Shareholders’ Meeting held on April 26, 2011 and April 6, 2010, respectively:

-Legal Earning Reserved				202,086			(202,086)

-Cash Dividends							(505,312)	(505,312)	(208,070)

-Normative Earning Reserved					58,146		(58,146)

-Tax on Personal Assets							(11,156)	(11,156)	(8,319)

Reversal of special reserve from Subordinated debt instruments					(58,146)		58,146

Net income for the fiscal year - Gain							1,176,097	1,176,097	1,010,430

Balances at the end of the fiscal year	594,485	398,750	4,511	966,226		211	2,755,369	4,719,552	4,152,842

(1) See Notes 3.4.q.2) and 9 and Exhibit K

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010
CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.5.)
Cash at beginning of the fiscal year	4,548,311	4,139,611
Cash at end of the fiscal year	4,940,328	4,548,311
Net increase in cash	392,017	408,700

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments):
Government and private securities	3,306,617	3,136,786
Loans
To the financial sector	(329,750)	23,081
To the non-financial government sector	7,563	(25,100)
To the non-financial private sector and foreign residents	(4,372,196)	(2,535,007)
Other receivables from financial intermediation	(699,814)	(1,593,439)
Receivables from financial leases	(31,288)	63,636
Deposits
From the financial sector	1,819	1,566
From the non-financial government sector	514,594	1,108,031
From the non-financial private sector and foreign residents	3,569,064	2,343,246
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	(34,956)	(119,443)
Others (except liabilities included under financing activities)	116,403	116,789
Collections related to service-charge income	1,818,349	1,198,440
Payments related to service-charge expenses	(395,765)	(262,571)
Administrative expenses paid	(2,090,445)	(1,605,953)
Payment of organization and development costs	(94,011)	(76,220)
Net collections from penalty interest	31,306	26,060
Differences from payments related to court orders	(14,996)	(20,112)
Collections of dividends from other companies	10,865	21,444
Other collections related to other income and losses	67,341	68,300
Net payments from other operating activities	(28,980)	(142,747)
Payment of income tax	(210,013)	(675,730)
Net cash flows generated in operating activities	1,141,707	1,051,057

Jorge H. Brito
Chairperson

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010
Investing activities
Net payments for bank premises and equipment	(92,463)	(52,503)
Net payments for other assets	(125,928)	(69,654)
Other payments for investing activities and irrevocable capital contribution		(141,856)
Collections from sales of investments in other companies		740
Net cash flows used in investing activities	(218,391)	(263,273)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(58,059)	(56,372)
Central Bank of Argentina
Other	7,207	(50)
Banks and International Institutions	107,788	(176,042)
Subordinated corporate bonds	(61,315)	(58,827)
Financing received from Argentine financial institutions	(1,785)	(1,685)
Payment of dividends	(505,312)	(208,070)
Other payments for financing activities
Own shares reacquired	(92,919)
Net cash flows used in financing activities	(604,395)	(501,046)

Financial income and holding gains on cash and cash equivalents	73,096	121,962

Net increase in cash	392,017	408,700

The accompanying notes 1 through 23 and exhibits A through L, N, O and the consolidated financial statements are an integral part of theses financial statements

Jorge H. Brito
Chairperson

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A. Subsequently, as a result of the merger process with other entities, it adopted other names (among them, Banco Macro Bansud S.A.) and since August 2006, Banco Macro S.A. (hereinafter, the Bank).

Banco Macro S.A´s shares have been publicly listed on the BCBA (Buenos Aires Stock Exchange) since November 1994, and in March 24, 2006, it listed its shares on the New York Stock Exchange.

Since 1994, Banco Macro S.A.’s market strategy was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial and other banks.

In 2001, 2004, and 2006, the Bank acquired the control of Banco Bansud S.A., Nuevo Banco Suquía S.A., and Nuevo Banco Bisel S.A., respectively. Such entities merged with and into Banco Macro S.A. in December 2003, October 2007, and August 2009, respectively.

During fiscal year 2006, Banco Macro S.A. acquired control over Banco del Tucumán S.A. Additionally, during fiscal year 2010, the Bank acquired control over Banco Privado de Inversiones S.A. (see Note 2.6).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to individuals, thus reinforcing the Bank's objective to be a multi-services bank.

In addition, the Bank performs certain transactions through its subsidiaries, including Banco del Tucumán S.A., Banco Privado de Inversiones S.A., Macro Bank Limited (an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Fondos SGFCI S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years since January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of December 31, 2011, and 2010, the deposits of the Misiones Provincial Government amounted to 1,267,178 and 900,550 (including 36,332 and 67,177 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years since March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of December 31, 2011, and 2010, the deposits of the Salta Provincial Government amounted to 870,880 and 719,785 (including 137,286 and 108,853 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term since January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of December 31, 2011, and 2010, the deposits of the Jujuy Provincial Government amounted to 701,483 and 516,077 (including 66,237 and 61,182 related to court deposits), respectively.

2.4.	Banco del Tucumán S.A.

Banco del Tucumán S. A. executed special-relationship agreements with the Tucumán Provincial Government and with the Municipality of San Miguel de Tucumán, appointing it their exclusive financial agent, as well as revenue collection and obligation payment agent, through 2011 and 2013, respectively.

In addition on June 30, 2010, the services agreement with the Tucumán Provincial Government was extended through July 8, 2021.

As of December 31, 2011, and 2010, the deposits of the Tucumán Provincial Government and the Municipality of San Miguel de Tucumán in Banco del Tucumán S.A. amounted to 807,822 and 874,498 (including 355,122 and 298,841 related to court deposits), respectively.

2.5.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A., in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into a UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

c)	Banco Macro S.A. – Gestiva S.A.

On May 4, 2010, the creation of a joint venture between the Bank and Gestiva S.A. was approved under the name “Banco Macro S.A. – Gestiva S.A. – Unión Transitoria de Empresas” in which each hold 50% equity interest. The purpose of such joint venture is to provide a comprehensive tax processing and management system for the province of Misiones, its administration and collection of taxes thereof.

As of December 31, 2011, and 2010, the net assets of such joint ventures recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 11,656 and 7,901, respectively.

Also, as of December 31, 2011, and 2010, the net income recorded through the method mentioned in the previous paragraph amounted to 34,824 and 18,487, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

2.6.	Banco Privado de Inversiones S.A.

On March 30, 2010, the Bank entered into an agreement to purchase 100% of the shares of Banco Privado de Inversiones S.A. The Central Bank issued Resolution 198/2010 whereby it stated that there are no objections for the entity to acquire this capital stock and, additionally, to transfer 1% to Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.) and 1% to Macro Securities S.A. Sociedad de Bolsa. This transfer was carried out during December 2010.

On September 20, 2010, 100% of the capital stock of Banco Privado de Inversiones S.A. was transferred to the Bank, which paid USD 23.3 million, out of which USD 10.4 million is related to a guaranteed amount, as provided in the purchase agreement mentioned above.

As of such date, Banco Privado de Inversiones S.A.’s assets and liabilities amounted to 403,686 and 368,034, respectively; consequently, shareholders' equity amounted to 35,652. Therefore, the Bank booked a positive goodwill amounting to 56,205, which is amortized in ten years pursuant to Central Bank rules.

On September 22, 2010, the Bank made an irrevocable capital contribution of 50,000 to Banco Privado de Inversiones S.A. as provided in Resolution No. 443 of the SEFyC (Financial Institutions and Foreign Exchange Regulatory Agency) dated September 15, 2010, which was subsequently capitalized by the Banco Privado de Inversiones shareholders’ meeting.

At the date of issuance of these financial statements, the National Commission of Competition Defense has not issued in this respect; however, Bank Management estimates that the situation will be resolved favorably.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of pesos and have been prepared in accordance with Central Bank rules and Argentine professional accounting standards (see Note 5).

3.1.	Comparative information

As required under Central Bank rules, the balance sheet, statements of income, changes in shareholders’ equity and cash flows as of December 31, 2011, and supplementary information are presented comparatively with information as of the prior fiscal year.

By means of Communiqué “A” 5180, as supplemented, the Central Bank introduced amendments that became applicable starting March 1, 2011, to the accounting criteria of nonfinancial government sector debt securities and Central Bank monetary regulation. Consequently, certain items on the balance sheet as of December 31, 2010, as well as certain related supplementary information, were reclassified due to the application of such communiqués solely for comparative purposes with these financial statements.

3.2.	Restatement into constant pesos

Professional accounting standards in Argentina establish that the financial statements should be stated in constant pesos. In a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the latest balance sheet date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements reflect the changes in the peso purchasing power through February 28, 2003, under Presidential Decree No. 664/2003, IGJ (Argentine regulatory agency of business associations) General Resolution No. 4/2003, CNV (Argentine Securities Commission) General Resolution No. 441, and Central Bank Communiqué “A” 3921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued since October 1, 2003. The effects of not having recognized the changes in the peso purchasing power through such date have not been material to the financial statements taken as a whole.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

3.3.	Use of estimates

The preparation of financial Statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future fiscal years.

3.4.	Valuation methods

The main valuation methods used to prepare these financial statements were as follows:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each year. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank ´s dealing room. Foreign exchange differences were recorded in the statement of income for each fiscal year.

b)	Government and private securities:

b.1)	Government securities - Holdings booked at market value and under repurchase agreements:

As of December 31, 2011, and 2010, they were valued at the quoted prices or present values reported by the Central Bank, as the case may be. Differences in quoted prices and present values were recorded in the statement of income for each fiscal year.

Additionally, as of December 31, 2010, the holdings that the Central Bank reported at present value —which were booked, as of that date, under “Unlisted government securities”— were valued following the guidelines in Central Bank Communiqué “A” 4898, as amended, considering the present values reported by the Central Bank, book values and the use of the relevant offset accounts and those ones which are reclassified to this sub-item for comparative proposals.

b.2)	Government securities - Holdings booked at cost plus interest:

As of December 31, 2011, as set forth in Central Bank Communiqué “A” 5180, as supplemented, they were valued at acquisition cost increased by the accrued internal rate of return, net of the related offset account, also compared with the present values calculated by the Bank. The acquisition value previously mentioned is related to the present value of each security as of March 1, 2011, or the subsequent acquisition date, as the case may be.

As of December 31, 2010, as set forth in Central Bank Communiqué “A” 4898, as amended, those holdings were recorded at book value as of January 31, 2009, or the subsequent acquisition cost, net of the financial interests collected after that date and the related offset account. Accrued interest and, as the case may be, the adjustment resulting from applying the CER (benchmark stabilization coefficient) were booked in such offset account. As of December 31, 2010, these holdings were booked under “Unlisted government securities”.

As of December 31, 2011, the present value calculated by the Bank for these securities amounts to 104,018.

b.3)	Listed Instruments issued by the Central Bank – Holdings booked at market value:

Holdings in the proprietary portfolio and those received from repurchased agreements were valued according to the effective quoted market value for each instrument on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

b.4)	Instruments issued by the Central Bank – Holdings booked at amortized cost:

Holdings in the proprietary portfolio and those received from repurchased agreements with no volatility published by the Central Bank were valued at acquisition cost plus accrued interest, exponentially applying the internal rate of return as per their issuance terms and conditions. The accruals of the internal rate of return mentioned above were charged to income for each fiscal year.

c)	Guaranteed loans – Presidential Decree No. 1,387/01:

As of December 31, 2011, and 2010, as set forth in Central Bank Communiqués “A” 4898, “A” 5180 and, as supplemented, the guaranteed loans issued by the Argentine Government under Presidential Decree No. 1387/2001 were valued at the specific acquisition value of each security, increased by accrued income including CER, net of the related offset account, compared in turn with the present values reported by the Central Bank.

As of December 31, 2011 and 2010, the present value reported by the Central Bank for these securities amounted to 238,729 and 280,316, respectively.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Government securities - Holdings booked at amortized cost: as explained in note 3.4.b.2).

e.2)	Guaranteed loans: as explained in Note 3.4.c).

e.3)	Deposits and other assets and liabilities: They were adjusted by CER as of the last business day of each fiscal year.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which, among other factors, results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, considering Central Bank Communiqué “A” 2950, as supplemented, and the Bank’s provisioning policies.

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current fiscal year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current fiscal year.

The recovery of receivables previously classified under “Debit-balance control memorandum accounts - Receivables classified as irrecoverable” are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines, the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts, contingent commitments, are included under “Provisions”.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

g)	Deposits of Government securities

They were valued at the quoted price of each security effective on the last business day of each fiscal year, plus the related accrued interest. Differences in quoted market values and accrued interest were recorded in the statement of income for each fiscal year.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued through the end of each fiscal year.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

i.	With volatility (active market): they were valued at the effective quoted prices for each of them on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income for each fiscal year.

ii.	Without volatility (without active market): they were valued at their cost value increased exponentially by their internal rate of return.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued as provided by the Central Bank Communiqué “A” 4414, at their cost value, increased exponentially by their internal rate of return, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

ii.	Debt securities in Galtrust financial trust: they were valued as provided by Central Bank Communiqué “A” 5180, as amended, at the quoted price effective at the last business day of each fiscal year, in the appropriate proportion.

iii.	Certificates of participation in the Fideicomiso Financiero Suquía and Fideicomiso Financiero Bisel financial trusts: they were valued based on the cost paid by of former Nuevo Banco Suquía S.A. and former Nuevo Banco Bisel S.A., respectively, plus interest accrued, net of the redemptions made by the abovementioned banks, in its capacity as beneficiary of the certificates of participation. As of December 31, 2011, and 2010, an allowance was booked for the full amounts receivable booked on account of such certificates, as they were deemed unrecoverable.

iv.	Other certificates of participation: they were stated at cost or face value increased as the case may be, by interest accrued until the last business day of each fiscal year, translated into Argentine pesos according to the method described in Note 3.4.a), as appropriate.

The values recorded, net of allowances, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by the accrual method based on their internal rate of return, as provided by Central Bank Communiqué "A" 4414 and supplementary regulations.

h.5)	Non subordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of each fiscal year-end, translated into pesos pursuant to the method described in Note 3.4.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

i)   Receivables from financial leases:

In accordance with Central Bank Communiqué “A” 5047, as supplemented, they were valued according to the discounted value of the sum of minimum installments pending collection (excluding any contingent installments), from the previously agreed residual value and the purchase options, for the financial lease agreements in which the Bank acts as lessor. The discounted value is calculated by applying the imputed interest rate of each lease agreement.

As of December 31, 2011, and 2010, the effective financial lease agreements do not represent significant amounts with respect to the total financing granted by the Bank. Additionally, their characteristics are among the usual ones for this kind of transactions, and there are no differentiating issues of any kind compared with the transactions agreed on the Argentine financial market. These transactions are distributed among the Bank’s customers, and there are no pre established contingent installments or automatic renewal clauses.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in Note 3.2, as the case may be.

ii.	In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received , translated into pesos in accordance with the criterion stated in Note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)	In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in Note 3.2, as the case may be, net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in Note 3.2, less the related accumulated depreciation calculated based on their estimated useful life using the straight line method.

l)	Intangible assets:

l.1)	Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in Note 3.2 as the case may be, less the related accumulated amortization, calculated under the straight line method over their estimated useful life.

l.2)	Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparos (constitutional rights protection actions) and the amount recorded under Central Bank rules (converted into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3916, since April 2003 the sums related to the amounts paid are amortized straight line over 60 months.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

m)	Valuation of derivatives:

m.1)	Put options sold on BODEN 2012 and 2013 coupons: such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each fiscal year, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay / charge a variable rate and charge / pay a fixed rate.

m.3)	Forward transactions without delivery of underlying asset: they were valued at the quoted price of the underlying assets upon maturity, effective on the last business day of each fiscal year. Differences in quoted market values were recorded in the statement of income as of each fiscal year.

m.4)	Put options purchased: valued at the agreed-upon exercise price.

See also Note 11.

n)   Severance payments:

The Bank charges these payments directly to expenses.

o)   Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are recorded when it is probable that future costs will be incurred and whenever such costs may be reasonably estimated.

p)   Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of each fiscal year-end, converted into pesos pursuant to the method described in Note 3.4.a).

q)   Shareholders’ equity accounts:

q.1)	They are restated as explained in Note 3.2, except for the "Capital stock" account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2 was included in the "Adjustments to shareholders’ equity" account.

q.2)	Treasury stock: the purchase cost of treasury stock was debited from the “Unappropriated retained earnings” account. Furthermore, the face value of such shares was reclassified from “Outstanding shares” to “Treasury stock" (see also note 9 and Exhibit K).

r)   Statement-of-income accounts:

r.1)	The accounts comprising monetary transactions occurred in the fiscal years ended December 31, 2011, and 2010 (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)	The accounts reflecting the effects on income from the sale, retirement or consumption of non monetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in Note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

3.5.	Statement of cash flows and cash equivalents

The Bank considers “cash and cash equivalents” to include the following accounts: Cash and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item on the Statement of cash flows with the related balance sheet accounts:

	12/31/2011	12/31/2010

Cash	4,940,328	4,295,882

Government and private securities

Instruments issued by Central Bank		252,429

Cash and cash equivalents	4,940,328	4,548,311

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each fiscal year, without considering the effect of temporary differences between book and taxable income.

In 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. At present, after subsequent extensions, such tax is effective through December 30, 2019. This tax is supplementary to income tax, while the latter is levied on the taxable income for the year, minimum presumed income tax is a minimum levy assessment by applying the 1% over the 20% of certain assets as provided by the law for financial institutions. Therefore, the Bank’s tax obligation for each year will be equal to the higher of these taxes. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of December 31, 2011, and 2010, the Bank estimated an income tax charge of 592,000 and 318,000, respectively; hence, no minimum presumed income tax should be assessed for the fiscal years ended on such date.

Additionally, as of December 31, 2011, the Bank made income tax prepayments for 226,885 for the 2011 fiscal year, which were recorded in the "Other receivables" account.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

Argentine current professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank accounting standards. The differences between those standards, which the Bank identified and deemed material to these financial statements, are as follows.

5.1.	Valuation standards

The main items with differences in valuation matters as of December 31, 2011, and 2010, are as follows:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

	Adjustments under professional accounting standards
	Stand-alone financial statements			Consolidated financial statements
	to equity		to income	to equity		to income
Item	12/31/2011	12/31/2010	12/31/2011	12/31/2011	12/31/2010	12/31/2011

Government securities and assistance to the government sector (a)

Holdings of government securities booked at amortized cost	45	11,658	(11,613)	72	17,279	(17,207)
Instruments issued by the Central Bank booked at amortized cost	777	(17,750)	18,527	767	(18,427)	19,194
Guaranteed loans – Presidential Decree No. 1,387/01	(30,091)	(14,797)	(15,294)	(30,092)	(14,806)	(15,286)

Business combinations (b) Acquisition of Nuevo Banco Bisel S.A.	(110,496)	(119,165)	8,669	(110,496)	(119,165)	8,669

Other	(69,393)	(71,453)	2,060	(69,393)	(71,453)	2,060

Interests in other companies (c)	9,311	8,600	711
Intangible assets – Organization and development expenses (d)	(49,336)	(52,273)	2,937	(50,410)	(53,544)	3,134
Deferred assets – Income tax (e)	36,195	35,195	1,000	46,564	40,131	6,433
Other assets (f)	7,679	1,680	5,999	7,679	1,680	5,999
Liabilities – Provisions (g)	(54,866)	(51,362)	(3,504)	(54,866)	(51,362)	(3,504)
Total	(260,175)	(269,667)	9,492	(260,175)	(269,667)	9,492

(a)	Holdings of government securities, instruments issued by the Central Bank and credit assistance to the nonfinancial government sector: these holdings and financing are valued based on the specific regulations and standards issued by the Argentine government and the Central Bank, which set forth, among other issues, the use of present values, technical values and offset accounts, as explained in Notes 3.4.b.2), 3.4.b.4) and 3.4.c). Pursuant to professional accounting standards, the securities, instruments and assistance mentioned in those notes should be stated at their market and/or present values, as the case may be. In addition, Central Bank current regulations establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, although they do allow booking provisions to cover fluctuations in the valuation of certain instruments. Professional accounting standards require that assets in general be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Business combinations: under the standards set forth by Central Bank, business acquisitions are recorded according to the book values of the acquired company. Consequently, the difference between the purchase price and its interest valued by the equity method in the books of the acquirer, is recorded as positive goodwill (when the purchase price is higher than the interest valued by the equity method) or negative goodwill (when the purchase price is lower than the interest valued by the equity method), as the case may be. If goodwill is positive, Central Bank standards establish that such goodwill should be amortized under the straight-line method based on an estimated useful life of ten years. If goodwill is negative, Central Bank Communiqué “A” 3984 establishes specific amortization methods; the maximum amortization allowed per annum is 20%.

According to current professional accounting standards effective in Argentina, business combinations are recorded based on the market values of the acquired company’s identifiable net assets. Consequently, the difference between the purchase price and the identifiable net asset measurement value is recorded as positive or negative goodwill, as the case may be. If goodwill is positive, such goodwill (i) will depreciate systematically throughout the estimated useful life and (ii) will be compared with its recoverable value as of each year-end. If goodwill is negative, such goodwill will be allocated to income (loss) in accordance with the changes in the specific circumstances that created such negative goodwill.

(c)	Subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A., prepare its financial statements in conformity with Central Bank rules, which differ from professional accounting standards.

(d)	Intangible assets: the Bank and its subsidiaries capitalized under “Intangible Assets” net of the related amortization amounts, the foreign exchange differences related to the reimbursement of certain deposits in foreign currency converted to pesos and the effect of court deposits dollarization. According to current professional accounting standards, the Bank should reduce the book value of surpluses at the recoverable value.

(e)	Income tax: The Bank and its subsidiaries determine income tax applying the effective rate to the estimated taxable income, without considering the effect of the temporary differences between book and taxable income. According to professional accounting standards, income tax should be booked following deferred tax method, recognizing (as a receivable or payable) the tax effect of temporary differences between book and tax valuation of assets and liabilities, and subsequently charging them to income for the years in which such differences are reversed, considering the possibility of using net operating losses (NOLs) in the future.

(f)	The Bank recorded interest rate swap agreements in conformity with the Central Bank accounting standards under memorandum accounts. According to professional accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified.

(g)	The Bank books the effects of the Argentine Supreme Court rulings dated December 27, 2006, and August 28, 2007, upon payment of such precautionary measures, in conformity with Central Bank indications in the notice dated August 4, 2008. According to professional accounting standards, the Bank should have recorded a liability related to this item.

If professional accounting standards had been applied, the Bank’s shareholders' equity as of December 31, 2011, and 2010, would have decreased by around 260,175 and 269,667, respectively. On the other hand , income for the fiscal years ended December 31, 2011, and 2010, would have increased by 9,492 and decreased by 273,651, respectively.

5.2.	Disclosure standards

a)	The Bank did not classify its assets and liabilities as current or noncurrent based on the time they are expected to be turned into cash or cash equivalents or on the time when the latter become due and payable, as required by professional accounting standards.

b)	The Bank did not disclose the income tax accrual offset by income tax prepayments. As required by professional accounting standards, the related items should be disclosed net when offsetting them in the future is legally possible and the entity is either intending or under an or obligation to do so.

c)	The Bank keeps under intangible assets positive goodwills (related to Banco del Tucumán S.A., Banco Privado de Inversiones S.A. and the merger of Nuevo Banco Bisel S.A.). According to professional accounting standards, considering the statements in Note 5.1.b) such goodwills should be disclosed under Goodwill.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

d)	There are differences between the cash flow information disclosed and the requirements established by the professional accounting standard.

e)	The Bank has not presented certain information about transactions with related parties, goodwill and other reporting requirements for nonbanking institutions.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

		12/31/2011	12/31/2010
6.1)	Loans – Other

	Other loans	3,234,006	2,136,452
	Export financing and prefinancing	881,735	1,071,335
		4,115,741	3,207,787

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

	Certificates of participation in financial trusts	286,884	287,524
	Debt securities in financial trusts	278,014	260,459
	Other	12	279
		564,910	548,262

6.3)	Other receivables – Other

	Tax prepayments	229,188	311,012
	Sundry receivables	173,413	149,049
	Security deposits	64,638	44,280
	Advanced prepayments	50,951	30,855
	Other	12,361	9,269
		530,551	544,465

6.4)	Deposits – Other

	Expired time deposits	351,115	313,094
	Unemployment fund for workers of the construction industry	124,663	92,238
	Attachments	53,367	38,981
	Special deposits related to inflows of foreign funds	13,649	1,981
	Security deposits	1,687	1,956
	Other	40,601	35,048
		585,082	483,298

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2011	12/31/2010

6.5)	Other liabilities from financial intermediation – Other

	Purchase financing payables	365,413	231,345
	Miscellaneous not subject to minimun cash requirements	293,705	67,503
	Other payment orders pending settlement	251,056	401,481
	Other withholdings and additional withholdings	170,857	134,163
	Collections and other transactions on account and behalf of others	113,956	106,222
	Sociedad Seguro de Depósitos (SEDESA) – Purchase of preferred shares of former
	Nuevo Banco Bisel S.A. (see Note 7.1.f)	80,600	77,500
	Miscellaneous subject to minimum cash requirements	50,249	60,589
	Retirement pension payment orders pending settlement	34,572	28,825
	Other	30,798	17,583
		1,391,206	1,125,211

6.6)	Other Liabilities - Other

Taxes payable	701,137	384,304
Salaries and payroll taxes payable	100,102	77,318
Miscellaneous payables	57,807	58,868
Withholdings on salaries	24,298	18,929
Prepayment for the sale of assets	14,483	12,705
	897,827	552,124

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,027,436	3,018,156
Checks not yet collected	1,649,744	916,897
Managed portfolios (see Note 12)	322,942	336,034
Checks and securities to be debited	294,554	296,668
Checks and securities to be collected	94,183	117,271
	5,388,859	4,685,026

6.8)	Financial income – Net income from government and private securities

Net Income from government securities	395,745	891,912
Net Income from participations in financial trusts	37,525	33,278
Other	17,881	10,542
	451,151	935,732

6.9)	Financial income – Other

Premiums on reverse repurchase agreements with the financial sector	38,402	19,959
Forward foreign-currency transactions offset	38,031	9,471
Interest on loans for export prefinancing and financing	24,255	26,626
Other	3,069	3,096
	103,757	59,152

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

		12/31/2011	12/31/2010
6.10)	Financial expense – Other

	Turnover tax	242,307	148,852
	Premiums on repurchase agreements with the financial sector	11,786	8,702
	Other	2,721	6,383
		256,814	163,937

6.11)	Service-charge income - Other

Debit and credit card income	344,277	207,665
Service commissions – Joint ventures (see Note 2.5)	67,296	35,806
Rental of safe deposit boxes	47,875	30,939
Other	117,124	60,044
	576,572	334,454

6.12)	Service-charge expense - Other

Debit and credit card expense	152,054	76,860
Turnover tax	70,336	39,245
Commissions paid to lending agents	36,468	27,410
Other	31,236	45,638
	290,094	189,153

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	89,853	71,764
Security services	81,861	55,215
Electric power and communications	53,597	43,516
Leases	47,110	36,565
Stationery and office supplies	11,708	9,250
Insurance	10,740	8,765
	294,869	225,075

6.14)	Other income - Other

Gain on transactions or sale of bank premises and equipment, and other assets	15,212	5,863
Services provided to Banco del Tucumán S.A.	7,426	5,941
Other adjustments and interest on other receivables	7,147	6,823
Other	48,154	49,841
	77,939	68,468

6.15)	Other expense – Other

Donations	8,793	6,311
Turnover tax	3,278	3,369
Other	12,759	14,894
	24,830	24,574

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

7.	RESTRICTED ASSETS

As of December 31, 2011, and 2010, the following Bank’s assets are restricted:

7.1.	Government and private securities:

a)	Secured Bonds under Presidential Decree No. 1,579/02 for 34,118 and 40,598 (for a face value of 24,400), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)	Central Bank notes (NOBACs) for 43,770 and 22,097 (for a face value of 43,074 and 21,410), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

c)	Secured Bonds under Presidential Decree No. 1,579/02 for 5,453 (for a face value of 3,900) and Central Bank notes (NOBACs) for an amount of 7,844 (for a face value of 7,600), respectively, used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro, Small- and Medium-sized Enterprises (Mipymes) received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Central Bank notes (NOBACs) for 2,385 and 5,501 (for a face value of 2,347 and 5,330), respectively, used to perform interest rate swap transactions, through Mercado Abierto Electrónico S.A. (MAE.).

e)	Central Bank notes (NOBACs) for an amount of 2,377 and 980 (for a face value of 1,068 and 950), respectively, used as security for the Credit Program for Production and Employment Development in the Province of San Juan (Communiqué “A” 769, as supplemented).

f)	Argentine Government Bonds in Argentine pesos at private Badlar + 275 basis points, maturing in 2014, for an amount of 86,205 and 79,200 (for a face value of 81,325 and 80,000) respectively, used as security in favor of SEDESA, in replacement of former Nuevo Banco Bisel S.A.’s preferred shares to secure payment of the price to that company and fulfillment of all obligations undertaken in the sales agreement executed on May 28, 2007. The price payable was set at 66,240, plus 4% nominal interest rate p.a., to be compounded through its settlement, which will be made before the expiration of the 15-year term since the takeover date of former Nuevo Banco Bisel S.A. (August 11, 2021).

g)	Other government and private securities for 337 and 482, respectively.

7.2.	Loans:

a)	Agreements for loans backed by pledges and unsecured loans for 163 and 2,599, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises.

b)	As of December 31, 2011, includes Guaranteed Loans under Presidential Decree No. 1,387/01 – Global 17 at a variable rate for 34,306 (for a face value of 10,400), provided as guarantee in favor of the Central Bank, in accordance with the standards issued by the Central Bank so that financial institutions may participate in the auctions of advances intended for the production sector under the Bicentennial Production Financing Program.

7.3.	Other receivables from financial intermediation:

a)	Special guarantee checking accounts opened in Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 325,633 and 260,331, respectively.

b)	As of December 31, 2010, is related to the contributions to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,170, resulting from a contribution made by the Bank on December 21, 2009, in its capacity as contributory partner of that company. Such contribution could be fully or partially reimbursed once two and three years have elapsed from the date of contribution. On December 22, 2011, Garantizar S.G.R. returned 100% of the original capital contributed in 2009.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

c)	Contributions to the Risk Fund of Progresar S.G.R. (former Macroaval S.G.R.) for 5,000 and 5,622, respectively, resulting from 5,000 in contributions made by the Bank on December 29, 2011 and December 31, 2008, respectively, in its capacity as contributory partner of such company. Those contributions may be fully or partially reimbursed once two and three years have elapsed from the date of contribution. On December 28, 2011, Progresar S.G.R. (former Macroaval S.G.R.) returned 100% of the original capital contributed in 2008.

7.4.	Other receivables:

a)	Security deposits related to credit card transactions of 57,053 and 36,319, respectively.

b)	Other security deposits for 7,585 and 7,961, respectively.

8.	TRANSACTIONS WITH RELATED PARTIES

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates are as follows:

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2011	12/31/2010

ASSETS

Cash			3,289			3,289	3,090
Loans	100,052			3,778	183,078	286,908	51,676
Other receivables from financial intermediation				8,766	105,833	114,599	125,451
Receivables from financial leases				6,136	2,453	8,589	2,124
Other receivables	13					13	1,276
Items pending allocation	11					11	83
Total assets	100,076		3,289	18,680	291,364	413,409	183,700

LIABILITIES

Deposits	115	27	1,148	4,295	244,886	250,471	205,651
Other liabilities from financial intermediation		1,583		10,981		12,564	128,779
Total liabilities	115	1,610	1,148	15,276	244,886	263,035	334,430

MEMORANDUM ACCOUNTS

Debit-balance accounts –Contingent				5,875	5,875	1,162
Debit-balance accounts –Control		13,792		149,229	163,021	382,288
Credit-balance accounts – Contingent	923		2,213		3,136	3,136
Credit-balance accounts – Derivates				1,744	1,744	99,413

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad de Bolsa	Other subsidiaries and related parties (1)	12/31/2011	12/31/2010

INCOME / (LOSS)
Financial income	107	3		808	950 (2)	1,868	2,901
Financial expense	(3,763)				(12,878)	(16,641)	(6,520)
Service-charge income	29	1	7	57	1,335	1,429	1.149
Service-charge expense				(1,162)		(1,162)
Administrative expenses	(4)	(831)				(835)
Other income	8,076					8,076	6,427
Other Expense		(208) (3)				(208)

Total income / (loss)	4,445	(1,035)	7	(297)	(10,593)	(7,473)	3,957

(1)	Related to receivables from and payables to other related parties to the Bank for transactions performed in the normal course of business, under normal market conditions, in terms of interest rates and prices, as well as guarantees required.

(2)	The Bank has recorded foreign currency trading transactions without delivery of the underlying asset and involving related parties, in its memorandum accounts. According to the Bank’s policy, they are matched in terms of amounts and maturity with transactions carried out with third parties who are not related parties. As of December 31, 2011, and 2010, for the fiscal years ended, the net intermediation income from such transaction generated earnings for the Bank of around 98 and 32 respectively.

(3)	During December 2010 and July 2011, Banco Privado de Inversiones S.A. transferred loans to the Bank for a face value of 230,468 and 46,657, respectively. Additionally, during August 2011, loans were transferred to Banco Privado de Inversiones S.A. by Banco Macro S.A for a face value of 38,479. These transactions did not generate significant gains.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of December 31, 2011, amounts to 594,485. Since December 31, 2008, the Bank’s capital stock has changed as follows:

As of December 31, 2008	683,979

- Capital stock decrease approved by the Shareholders’ Meeting of April 21, 2009 (a)	(60,000)

- Capital stock increase approved by the Shareholders’ Meeting of May 27, 2009 (b)	1,148

- Capital stock decrease approved by the Shareholders’ Meeting of September 10, 2009 (a)	(30,642)

As of December 31, 2011	594,485

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

(a)	Related to 60,000,000 and 30,641,692, registered Class B shares, entitled to 1 vote each, with a face value of Ps 1 per share. These shares were acquired under, Law No. 17,811, section 68 as a result of the international macroeconomic context and fluctuations that the capital market went through in general.

(b)	Related to 1,147,887 of common, registered Class B shares, each one entitled to one vote, with a face value of Ps 1 per share, delivered to the minority shareholders of former Nuevo Banco Bisel S.A., in the merger process with such bank.

On the other hand, as mentioned in note 20, as a result of the international macroeconomic context and of the fluctuation of the capital markets, the prices of local shares, including the Bank’s, were affected. Therefore, considering the Bank’s financial strength and in line with its commitment to its shareholders, on September 15, 2011, the Board of Directors decided to repurchase, over a period of 90 days, its own common registered Class B shares with a face value of Ps 1 per share and entitled to one vote each, up to a maximum total of 20,000,000 shares for up to an amount of 200,000. This period expired on December 14, 2011, and as of that date, the Bank acquired a total of 10,000,000 Class B shares of common stock, with a face value of Ps 1 and entitled to one vote for a total of 92,919.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Corporate Bonds	Original value	Residual value as of 12/31/2011	12/31/2011	12/31/2010

Subordinated – Class 1	USD 150,000,000 (a.1)	USD 150,000,000	647,753	598,470

Non Subordinated – Class 2	USD 150,000,000 (a.2)	USD 106,395,000	474,054	437,986

Non Subordinated – Class 3	USD 100,000,000 (a.3)	USD 63,995,000	198,478	198,478

Total			1,320,285	1,234,934

On September 1, 2006, June 4, 2007 and April 26, 2011, the general regular shareholders’ meeting approved the creation, and subsequent extension, of a Global Program for the Issuance of Simple Corporate Bonds in a short, medium or long term, either subordinated or non subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 1,000,000,000 (one billion US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

a.1)	On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated Notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4576.

-	The Notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with full redemption option in 10 years since the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-	During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As establish by Communiqué “A” 4576, the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term since their issuance.

-	They do not include covenants that change the subordination order.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

-	No interest on the Notes will neither fall due and payable if: (i) payments of such interest is the distributable amount, as defined in the pricing supplement dated November 23, 2006; (ii) there is a general prohibition by the Central Bank; (iii) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (iv) the Bank is receiving financial assistance from Central Bank for illiquidity under Article 17 of Central Bank Charter; (v) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (vi) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis levels) or with minimum cash reserves (on average).

-	Unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-	In no case, the payment of financial services may exceed net unappropriated retained earnings as per the financial statements for the last fiscal year, with an external auditor’s report, which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4576.

The Bank used the funds derived from such issuance to grant loans.

a.2)	On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a. simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017) for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year.

Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically. The Bank used the funds derived from such issuance to grant loans.

a.3)	On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked Notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012) for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year.

Additionally, the Bank may fully redeem the issuance for tax purposes. The Bank used the funds derived from such issuance to grant loans.

On August 16, 2007, the Securities and Exchange Commission (SEC) authorized the abovementioned exchange offers mentioned in a.1) through a.3).

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-	Repurchase agreements of securities and foreign currency.
-	Forward transactions without delivery of the underlying asset.
-	Put options.
-	Interest rate swaps.

Such transactions were valued as explained in Notes 3.4.h.1), 3.4.h.2) and 3.4.m.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

Positions of transactions effective as of December 31, 2011, and 2010, are as follows:

Transaction	12/31/2011	12/31/2010

Net liability of repurchase agreements	(3,100,775)	(2,248,852)

Net asset position of forward transactions without delivery of the underlying asset (a)	96,191	319,046

Interest rate swaps (b)	158,550	157,066

Position of put options sold on BODEN 2012 and 2013 coupons (c)	36,490	54,475

Position of put options taken (d)	40,091

Net income (loss) resulting from these transactions for the fiscal years ended December 31, 2011, and 2010, amount to (loss) / income:

Transaction	12/31/2011	12/31/2010

Premiums on reverse repurchase agreements	38,437	20,069

Premiums on repurchase agreements	(11,786)	(8,702)

Interest rate swaps	313	(3,397)

Forward foreign-currency transactions offset	38,031	9,471

Total	64,995	17,441

(a)	It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

Additionally, as of December 31, 2010, the Bank had forward Badlar rate trading transactions, (offsetting sales and purchases) which are agreed through MAE. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their listed price upon maturity; the underlying asset is not delivered or received.

(b)	Related to the following interest rate swap transactions:

b.1)	The Bank and the Central Bank agreed swap agreements entitling the Bank to collect an a monthly basis the positive difference between the Badlar interest rate in Argentine pesos and interest rates ranging from 15%, to 16.50% nominal interest rate p.a., applied on a total of notional values of thousands of 115,000. In the event that the difference between the rates is negative, the Bank shall be required to pay the difference. The agreement will expire between April 30, 2012 and October 31, 2014. The objective of the transactions is placement on medium- and long-term loans set forth in Central Bank Communiqué “A” 4776, as supplemented.

b.2)	Relates to interest rate swap agreements whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest rate p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (Libor at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires on September 27, 2018. The amount booked by the Bank is related to the residual principal amount of the loan of notional values of thousans of 43,550 and 42,066, respectively.

These amounts were booked in memorandum accounts.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

(c)	Relates to put options on coupons of the Argentine Government bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(d)	Relates to a put option taken of trust securities to be issued by financial trust Fideicomiso Financiero Best Consumer Finance Series XXI and which may be received by the Bank as payment of the assignment value established in the assignment of rights agreement executed on December 28, 2011, with Banco de Servicios y Transacciones S.A. The initial price was set at 40,000, which will accrue a minimum applicable rate of 28%, compounded on a monthly basis. The option may be exercised within 180 days as from issuance, delivery and registration of the transacted securities under Banco Macro S.A.’s name. As of the date of the issuance of the financial statements, the option was not exercised.

12.	PORTFOLIO MANAGEMENT

a)	On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Salta provincial Government entered into an Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation) related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2011, and 2010, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,196 and 14,214, respectively.

b)	By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Jujuy Provincial Government, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of December 31, 2011, and 2010, the loans portfolio managed accounts amounted to 42,520 and 42,603, respectively.

c)	On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such Agency and the former Banco Macro S.A.. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

As of December 31, 2011, and 2010, the loans portfolio under management amounted to 67,688 and 62,885, respectively.

d)	On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management”, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets recorded in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, Central Bank Board of Directors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of December 31, 2011, and 2010, the portfolio managed by the Bank amounted to 79,480 and 99,833, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

e)	On June 30, 2006, the Bank and Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of December 31, 2011, and 2010, the portfolio managed by the Bank for principal and accrued interest amounted to 58,166 and 58,467, respectively.

f)	As of December 31, 2011, and 2010, the Bank had under its management other portfolios for total amounts of 60,892 and 58,032, respectively.

13.	MUTUAL FUNDS

As of December 31, 2011, the Bank, in its capacity as Depository Company, held in custody the interest in Mutual Funds subscribed by third parties and securities from the following mutual funds:

Fund	Interest in Mutual Funds	Shareholders’ equity	Assets (1)

Pionero Pesos	266,375,623	405,334	269,442

Pionero Renta Ahorro	111,898,441	207,500	195,818

Pionero Latam	1,795,726	8,534	7,028

Pionero F.F.	77,770,525	126,109	122,324

Pionero Renta	42,350,240	159,468	150,594

Pionero Acciones	1,396,785	3,289	2,834

Pionero Renta Dólares	7,314,984	17,695	15,019

Pionero América	374,915	2,042	1,695

(1)	These amounts reflect the mutual funds’ assets and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 9.9891% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 10060 of April 04, 2011.

This system shall cover the deposits (up to the amount of 120) in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, must be excluded from the deposit guarantee system.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.	Financial trusts for investment purposes

As of December 31, 2011, and 2010, the amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 227,127 and 223,832, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial Trust	12/31/2011	12/31/2010

Certificates of participation:

TST & AF (a)	55,993	54,777
Tucumán (b)		63
Other (c)	3,764	8,852
Subtotal certificates of participation	59,757	63,692

Debt securities:

Underwriting agreements (d)	86,396	54,566
Loma Blanca (e)	60,637
Created by Decree 976-01 (f)	53,923	51,763
Chubut oil & gas royalties (g)	25,843	24,313
San Isidro (h)	23,062	87,920
Galtrust (i)	19,238	32,874
Other	8,918	9,023
Subtotal debt securities	278,017	260,459
Total	337,774	324,151

(a)	TST & AF Trust

On July 14, 1999, Austral Financial LLC, in its capacity as trustor, and First Trust of New York National Association, in its capacity as trustee, entered into a trust agreement known as TST & AF Financial Trust. On November 29, 2005, the trustor, the trustee and the beneficiaries (Austral Financial LLC, Proa del Puerto S.A. and Macro Bank Limited) agreed to replace the trustee by Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.).

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation. Therefore, it will terminate 30 years after its execution date and/or the date in which the project is paid in full, sold or otherwise fully dispose of.

As of December 31, 2011, and 2010, the Bank is a direct beneficiary of 53.34% of the certificates of participation issued by the TST & AF Trust (see also Note 7 .1.a) to the consolidated financial statements).

On January 20, 2011, TST & AF Trust acquired 100% of certificates of participation of San Isidro Trust

As per the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 120,854.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

(b)	Tucumán Trust

On August 31, 2005, Federalia S.A. de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”. The purpose of the trust was to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued.

On June 6, 2008, partial settlements were made and part of the certificates were sold among the trust participants. Consequently, since that date, Banco Macro S.A. owns 100% of the trust certificates.

According to the latest accounting information available to date of the issuance of these financial Statements, corpus assets amounted to about 466.

This trust will end with the full settlement of the certificates of participation.

(c)	Other

Including Bisel Trust, which was created within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, with assets transferred by former Banco Bisel S.A., and with Banco de la Nación Argentina being appointed as trustee (replaced by Macro Fiducia S.A. ( former Sud Inversiones & Análisis S.A.) since May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of December 31, 2011, and 2010, Banco Macro S.A. is beneficiary of 100% of the certificates issued by such trust. Additionally, an allowance was booked for the full amounts receivable booked on account of such certificates, since they were deemed unrecoverable.

(d)	It relates to prepayments towards the placement price of trust securities, made by the Bank through underwriting agreements (Consubond, Tarjeta Shopping and Consumax, among others). The assets managed for these trusts are mainly related to securitizations of consumer loans. Trust securities are placed once public offering is authorized by the CNV. Upon expiry of the placement period, once all trust securities have been placed on the market, the Bank recovers the disbursements made plus an agreed-upon contribution (“underwriting Price”). If after making the best efforts, such trust securities cannot be placed, the Bank (“Underwriter”) will retain the securities subject to underwriting.

(e)	Fideicomiso Loma Blanca

On December 6, 2011, Isolux Ingeniería S.A. and Isolux Corsán Argentina S.A. (trustors) and Nación Fideicomisos S.A. (trustee), set up the trust called “Fideicomiso Financiero Loma Blanca Serie I”.

The purpose of the trust is to set-up, start-up, operation and maintenance of all four awarded wind farms, located in the Municipality of Trelew, province of Chubut.

As of the date of issuance of these financial statements, the Class A debt securities acquired by the Bank account for 14% of the total trust issues. The final amortization of such debt securities will operate on March 16, 2016.

(f)	Created by Presidential Decree 976-01 Trust

On September 13, 2001, the Argentine Government (trustor) and Banco de la Nación Argentina (trustee) entered into a trust agreement that created the financial Trust “Fideicomiso Creado por Decreto 976-01”.

The purpose thereof is the development of projects, works, services and maintenance on road and railway infrastructure in rural and semirural areas, among others. The trust revenues (corpus assets) arise, mainly, from collecting tax on gas oil, equivalent to 22% of the price per liter. Such tax was created by Law No. 26,028 and its effective term was subsequently extended until 2024 by Law 26,422. L

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for less than 1% of the trust issues.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

(g)	Fideicomiso Chubut oil & gas royalties

On July 06, 2010, the Province of Chubut (trustor) and Banco de Valores S.A. (trustee) entered into a trust agreement that created the financial trust “Fideicomiso Chubut regalías hidrocarburíferas” (Fideicomiso Chubut oil & gas royalties).

The purpose of such trust is to finance production projects, infrastructure works in the province of Chubut and financial investments aimed at increasing the state’s interest in the energy sector. Trust revenues (corpus assets) arise mainly from credits resulting from the assignment, by the Province in favor of the trustee, of the rights on such oil & gas royalties collected by the appointed concessionaire (Pan American Energy LLC., Argentine Branch).

As of the date of issuance of these financial statements, the debt securities acquired by the Bank account for 4% of the trust issues. The final amortization of such debt securities will operate on July 1, 2020.

(h)	San Isidro Trust

On June 4, 2001, San Isidro Trust was created for the purpose of securing loans that Banco Macro S.A. had previously granted to the trustor.

Thus, the trust was required to sell the corpus assets in the same condition they were when received and use their proceeds to settle the certificates of participation in order of priority assigned to each. Subsequently, a real estate urbanization project was undertaken prior to the sale of the real property.

On November 7, 2008, the Bank proceeded to sell on credit all of the certificates of participation issued by the trust to an unrelated company.

Subsequently, the trust issued debt securities, which were subscribed by the Bank.

Lastly, during 2010 and 2011, several addenda and amendments to the terms and conditions were executed, resulting in a final rescheduling of the maturities as of August 31, 2012.

According to the accounting information available as of the date of issuance of these financial statements, the corpus assets amounted to about 102,384.

(i)	Galtrust financial Trust

On October 13, 2000, Banco de Galicia y Buenos Aires S.A. (trustor) and First Trust of New York N.A., permanent representation in Argentina (financial trustee), organized Galtrust I financial trust. The purpose of the trust is to collect the corpus assets (Presidential Decree 1579/02 - secured bonds in Argentine pesos -BOGAR 2018) and settle the debt securities and certificates of participation issued.

As of the date of issuance of these financial statements, the Bank is the beneficiary of the 13% of the debt securities in force.

Additionaly, note 7.1 to the consolidated financial statements includes a list of the holdings for investment held by the Bank´s subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

15.2.	Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

As of December 31, 2011, and 2010, considering to the latest accounting information available as of the date of issue of these financial statements, the corpus assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 5,921 and 6,219, respectively.

Additionally, note 7.2 to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but created with corpus assets transferred by the Bank’s subsidiaries.

15.3.	Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receive assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor's noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

As of December 31, 2011, and 2010, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank, Macro Fiducia S.A. and Banco del Tucumán S.A. (subsidiaries) amount to 301,857 and 273,508, respectively.

15.4.	Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets directly according to the agreements, performing only trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

Trusts usually manage funds derived from the activities performed by trustors, for the following main purposes

(a)	Guaranteeing in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

As of December 31, 2011, and 2010, considering the latest available accounting information as of the date of the financial statements, the assets managed by the Bank amount to 380,866 and 254,567, respectively.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

Additionally, note 7.3 to the consolidated financial statements includes a list of those trusts with similar purposes to those included in this note, but managed by the Bank’s subsidiaries.

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for December 2011 are listed below, indicating the balances as of month-end of the related accounts:

Item	12/31/2011

Cash
Cash on hand	1,945,713
Amounts in Central Bank accounts	2,875,512

Other receivables from financial intermediation
Special guarantee accounts with the Central Bank	325,633
Total	5,146,858

18.	RISK MANAGEMENT POLICIES

In financing activities there are a multiple number of risks to which banks are exposed. These risks are managed through a continuous Identification, Evaluation, Measuring, Control/Mitigation and Monitoring process of the risk events or potential risk situations, so as to provide reasonable assurance regarding their impact, and their relation with the fulfillment of objectives established by the Bank.

All persons working at the Bank are responsible for the risk management process, in spite of the fact that the process begins with the Bank's Board of Directors and has been designed to provide reasonable security of fulfilling the Bank's objectives; every single player fulfills a specific role.

The Board of Directors establishes the organizational strategies in terms of risks and approves the policies and structures upon with the Bank will base its comprehensive risk management.

The members of the Board of Directors participate actively in the daily management, sharing their experience and knowledge of the financial system, forming different Committees (Executive, Audit, Anti-Money-Laundering, Internal Audit, IT, Assets and Liabilities (CAP), Loan, Recovery and Operational Risk Committees).

Additionally, pursuant to Central Bank Communiqués “A” 5201 and “A” 5203, in a show of commitment to the Corporate Governance and Risk Management good practices, the Board of Directors decided to create the following committees which will begin operating in fiscal 2012:

•	The Risk Management Committee, which will be in charge of monitoring and coordinating Senior Management’s activities involving management of credit, market, liquidity, operational, compliance and reputational risks, among others, ensuring the proper working order of an independent and comprehensive risk management.

•	The Personnel Incentives Committee, which will be in charge of ensuring the financial incentives for personnel system is consistent with the culture, the objectives, the business in the long term, the strategy and the control environment of the Bank, and the prudent assumption of risks.

•	The Ethics and Compliance Committee, the purpose of which is to ensure the Bank has the proper means with which to promote correct decision-making and compliance with internal and external regulations.

•	The Corporate Governance and Appointments Committee, whose duties include those related to the process of renewing and replacing Senior Management members and the succession plans. It is also in charge of applying the Corporate Governance Code at the Bank and at its subsidiaries.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

Some of the main risks in financing activities involve:

Credit risk

Credit risk results from the possibility of loss derived from our customers or counter-parties from fully or partially breaching financial obligations they have undertaken with the Bank.

Banco Macro S.A. has counter-party and credit risk policies the purpose of which is to ensure risks fall within a risk tolerance level decided by the Board of Directors and the tolerance level established the Central Bank regulations effective to this end.

The Credit Risk Department is in charge of applying the policies, administrating and monitoring the exposure to risk. Regulations, procedures and tools (information systems, rating and monitoring systems, measuring models, recovery policies) have been developed, which, as a whole, allow for a risk treatment that is more efficient based on the type of customers in question.

The Management of Corporate and Individual Risks and Micro-projects analyze the credit risks of the different segments and provide technical support for credit decisions. The different Credit Committees and senior-level officers with customer-rating powers all participate in the credit approval process, within the framework of a progressive scale of credit capacity levels in relation to the amount of principal being requested and the transaction’s terms and conditions.

The Credit Administration and Transactions Department is also required to mitigate credit risks through its Credit Review, Lending Transactions and Credit Administration sectors. To do so, it controls the implementation and settlement of transactions and periodically reviews the classification of debtors and the debtors’ guarantees so as to determine the sufficiency of the provisions in conformity with the standards established by the Central Bank in this regard.

Within the Credit Risk Department, the Analysis and Planning area’s duties involve monitoring risk exposure using tools such as alerts and indicators, which are used in preparing periodic reports that serve as a source of information for managing the portfolio by the Bank's Management, the Credit Risk Department and the commercial areas.

The Prelegal Recovery Department defines and carries out the recovery tasks involving the arrears portfolio. During 2011, by including the Legal Recovery Department in the Credit Risk structure, the Bank managed to integrate the legal recovery proceedings with the rest of the recovery stages, increasing the efficiency of the processes completing the credit cycle.

Finally, the Department has a specific area focused on creating, amending and formalizing the standards and procedures that regulate the credit cycle and the purpose of which is to curb the credit risks.

Operational risk

The Bank adopted the definition of Operational risk under the Basel 2 Accord and the definition established by the Central Bank through its Communiqué “A” 4793, which consists in the risk of suffering losses due to the lack of adjustment or defects in the internal processes, systems or persons, or due to external events. This definition includes legal risk but excludes strategic and reputation risk.

The Bank has policies, procedures and structures, appointing a Head of Operational Risk and an Operational Risk Committee, the main mission of which is to ensure an Operational Risk Management plan which includes policies, programs, measurements and competences for identifying, assessing and managing risks, with the purpose of assisting Area Managers and the Bank’s Board of Directors, in an environment of rapidly changing and significant risks.

In this context, the Evolutionary Comprehensive Operational Risk Management Model was developed, which involves the identification, measurement, management and monitoring of operational risks. A training plan was designed to begin conveying the concepts inherent to Operational Risk and the cultural change that this generates, and an implementation plan of the model was put into practice to achieve full implementation of all of its stages.

During fiscal year 2011 the defined model continued to be applied. It includes the following:

•	assessing all relevant processes;

•	integrating the operational and technological risk assessment models;

•	applying risk impact and frequency evaluation matrices for the assessment of processes and subprocesses;

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

•	the qualitative assessment of the risks, identifying action plans and proposals for improving the critical processes, all in full compliance with the objectives set forth;

•	the procedure to gather information on events and losses, the purpose of which is to reduce incidents and loss amounts, thus incorporating a quantitative assessment into the risk management model, by registering risk events and losses in a centralized database;

•	the IT tool put into practice to manage operational risk, used to manage identified risks and calculate the different indicators so as to have an information system providing an overall view of the results of the different practices and tools involved in operational risk management;

•	the methodology through which the IT areas identify, assess and control the risks related to the Bank’s information assets and to specific events, creating information that is later taken into account in decision-making processes.

As regards Risk Management related to the IT and information systems, the Bank has contingency and business continuity plans in place to minimize the risks that could affect the Bank’s continuity of operations.

With a view to reinforcing the Operational Risk Management Model in place, an incentives system was put into practice to manage operational risk in such a way that it would encourage involvement and risk assessment. The risk assessment policy has also been reinforced for new products and in modifications to existing products. Improvement on the different functions of the risk management system also continued.

Market and Liquidity Risk

The market risk is defined by the uncertainty to which the Bank’s future results are exposed in the light of adverse movements in market conditions. Should such adverse market conditions arise, the Bank would sustain unexpected losses or decreases in the income capacity as a result of changes in the value of the main market factors or variables, such as interest rates, foreign exchange rates and financial asset quotes, among others.

The liquidity risk is related to the Bank suffering a shortage of funds to meet its obligations, and that hence, it is required to depend on assets or acquire alternative resources (in unfavorable conditions), in order to meet customer fund requirements.

Banco Macro S.A. has written policies on the management and administration guidelines in relation to market, liquidity and price risks.

The Bank’s investment strategy is reviewed on a regular basis by the Assets and Liabilities Committee in the context of the economic and market tendencies in relation to the market risk, assets and liabilities concentration, maturity, expected rate of return and alternative investments, according to which the exceptions and capacities are also assessed.

The Assets and Liabilities Committee evaluates the Bank's situation based on reports provided by Finance Management. To analyze the market risk it uses the VAR (Value at Risk) method, for trading positions, weighting it using the modified duration and the historical volatility of the interest rate at a 99% confidence interval.

The Financial Planning area uses the following instruments in preparing its reports and recommendations: Sensitivity analysis, stress tests, index curves, in addition to other simulations. The adoption of measures based on the information provided is left to the Finance Management’s discretion, in relation to several factors that it must take into consideration such as the market conditions or the complexity and variety of transactions.

The reports prepared contemplate the following aspects: Changes in yield curves; a mismatch of assets and liabilities in relation to currency, rates, terms and based on their volatility and speed of realization; minimum cash, changes, rates and volatility of term deposits, and the participation of institutional investors; price and liquidity risk; limits established by the Assets and Liabilities Committee and issuance of warnings.

Additionally, the Bank seeks to maintain an adequate degree of liquidity through the prudent management of assets and liabilities, in regard to both the cash flow as well as the concentration thereof.

The administration of liquidity needs to be supported by a planning process that determines the current and future cash needs, considering changes in economic, political, regulatory and other conditions. This makes it necessary to identify forecast and possible cash outflows, as well as consider alternative strategies to handle assets and liabilities in critical situations.

The Bank evaluates the liquidity situation through different tools, some of which include:

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

1.	Business Plan. This is the starting point to determine the cash needs of the current year.

2.	Liquidity Test. This is used to define the amount of funding required in a predetermined series of future dates assuming normal market circumstances and without there being any significant changes in the business.

3.	Stress Tests. Used to quantify the impact of individual or systemic illiquidity scenarios.

4.	Mismatch control. The Committee defines the amount of the accumulated mismatch that is acceptable for each one of the tranches or gaps in the liquidity test, both in the normal and stress scenarios.

5.	Assets and Liabilities Assumptions. In the process of constructing the liquidity mismatches, whether in normal market or stress situations, assumptions are to be included for the assets and liabilities of the balance sheet, taking into account the stability, diversification, and historical renovation percentages.

Finally, the purpose of the price risk policy is to ensure that the Committee has the adequate information, tools and procedures enabling it to measure, administrate and control the price risk.

One of the objectives in relation to the price risk is eliminating the unwanted risk from the different assets and liabilities, but it is also the Bank’s objective to take advantage of the business opportunities that changes in interest rates and prices may offer.

The Finance Management will report to the Assets and Liabilities Committee on a monthly basis on the price risk exposure and the effects that may be caused in the Bank’s financial margin. The risk reports should clearly compare the existing exposure with the limits policy, using it for analysis purposes: Identification of market factors, sensitivity to market factors, volatility, correlations, value at risk, index curves, stress tests, among others.

During the current year, the Financial Risk sector was created, the purpose of which is to identify, monitor, measure and control Market Risk (which includes interest rate risk) and Liquidity Risk. During 2011, the sector was involved in supervising compliance of the objectives set forth by Banco Macro S.A.’s Management in terms of the risks indicated.

19.	TAX CLAIMS

The AFIP (Federal Public Revenue Agency) and provincial tax authorities have reviewed the tax returns filed by the Bank related to income tax, minimum presumed income tax and other taxes (mainly turnover tax) for the fiscal years prior to 2005.

The most significant claims arising from the previous paragraphs are detailed below:

a)	AFIP challenged the income tax returns filed by the former Banco Bansud S.A. (for the fiscal years since June 30, 1995, through June 30, 1999, and of the irregular six-month period ended December 31, 1999) and by the former Banco Macro S.A. (for the fiscal years ended since December 31, 1998, through December 31, 2000).

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court and the Argentine Supreme Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

On June 29, 2009, and August 26, 2009, the Bank partly joined the system under Law No. 26,476 Title I regularizing the credits in question that lack collateral security.

b)	The Buenos Aires City Tax Authorities attributed a turnover tax difference to Banco Macro S.A. for tax period 2002, in relation to the treatment of the compensation bond, over which a precautionary measure was issued in 2009 in favor of the Bank.

Additionally, there are other appeals which are not relevant with Tax Court.

The Bank’s Management and its legal and tax advisors believe there are no additional significant effects to those already recognized in the books that may result from the final outcome of such claims.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

20.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The financial and capital markets

The international macroeconomic context generates a certain degree of uncertainty with regard to how it will evolve in the future, due to the shrinking growth levels, the volatility of financial assets and of the exchange market, and the higher unemployment rates, among other matters. Locally, over the past few years the economy has reflected, on average, sustained growth and the main economic and financial indicators point to a situation that differs from the one mentioned above. However, over the past few months, the prices of financial assets have behaved in a volatile manner, and there has been an increase in the price of money and in the complexity of foreign exchange regulations.

Given all of the above, the Bank’s Management permanently monitors the changes in the abovementioned situations in the international and local markets, to determine the possible actions to be taken and to identify the potential effects over its assets and financial situation that may need to be reflected in the financial statements for future periods.

Legal actions

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

The measures adopted by the Federal Executive Government with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo – constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and decided that depositors are entitled to reimbursement of their deposits switched to pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date.

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled that principal should be reimbursed with no deterioration in value whatsoever, and that the sums should be kept in their original currency.

As mentioned in Notes 3.4.l.2), under Central Bank Communiqués “A” 3916 and “A” 4686, as of December 31, 2011, and 2010, the Bank continued capitalizing in “Intangible assets” the amounts of 49,336 and 52,273 at stand-alone level, respectively, and a total of 51,183 and 54,680 at consolidated level, respectively, net of related amortizations with respect to the differences resulting from the payments of deposit-related court orders, and the estimates of the additional effects of the abovementioned Supreme Court decision.

Additionally, as of December 31, 2011, and 2010, the Bank recorded the additional payables related to such regulation under the “Provisions” account in the amount of 9,453 and 9,818 at the stand-alone level, respectively, and a total of 14,754 and 14,473 at consolidated level, respectively. Considering what has been mentioned in Note 3.4.l.2), the Bank´s Management believes that there would be no additional significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions.

NOTES TO THE FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of financial statements originally issued in Spanish – See note 23)

(Figures stated in thousands of pesos, except for where indicated)

21.	RESTRICTION ON EARNINGS DISTRIBUTION

a)	According to Central Bank provisions, 20% of income for the year plus/minus prior-year adjustments and less accumulated losses as of the prior year-end, if any, should be allocated to the legal reserve. Consequently, the upcoming Shareholders’ Meeting shall be required to apply 235,219 out of unappropriated retained earnings to increase such legal reserve.

b)	As established in the issuance conditions for the 1st series of Class 1 Corporate Bonds mentioned in note 10.a.1)., the upcoming Shareholders’ Meeting shall apply 62,934 out of unappropriated retained earnings to set a special reserve for interest to be paid upon the maturities taking place in June and December 2012.

c)	Under Law No. 25,063, dividends to be distributed in cash or in kind in excess of taxable income accumulated as of the end of the fiscal year immediately preceding the payment or distribution date shall be subject to a 35% income tax withholding as single and definitive payment. Income to be considered in each year will result from deducting the tax paid for the tax period(s) in which income was distributed or the related proportional amount from taxable income, and adding dividends or income from other corporations not computed upon determining such income in the same tax period(s).

d)	As established by CNV General Resolution No. 593, the Shareholders’ Meeting shall specifically decide on how to use the retained earnings resulting from the financial statements subjected to its consideration.

e)	Through Communiqué “A” 5072 as supplemented, the Central Bank established the general procedure to admit the distribution of earnings. According to that procedure, earnings may only be distributed upon express authorization by the Central Bank, provided there are no records of the Bank having received financial aid from the Central Bank due to illiquidity or shortages in payments of minimum capital, among other previous conditions listed in the communiqué.

Therefore, earnings may only be distributed as long as the Bank has income after deducting, on a nonaccounting basis, inappropriated retained earnings, the amounts of the legal and statutory reserves which are mandatory, the positive net difference between the book value and market value or present value reported by the Central Bank, as the case may be, of government debt securities and/or instruments issued by the Central Bank not valued at market price, amounts capitalized due to legal proceedings related to deposits, among other items.

As of December 31, 2011, the adjustments to be made to unappropriated retained earnings are as follows:

i.	Capitalized amounts related to compliance with legal measures related to deposits in the amount of 49,336.

ii.	The positive net difference between the book value and the market value of unlisted government securities and federal guaranteed loans in the amount of 31,398.

The maximum amount to be distributed cannot exceed the excess payments of the required capital minimum considering, for this purpose only, an upward adjustment of the required amount and deducing the abovementioned adjustments.

Furthermore, by application of Central Bank Communiqué “A” 5272, in addition to the amount required in relation to credit, interest rate and market risk, the required capital minimum will include the requirements related to operational risk.

Finally, by application of the provisions in Communiqué “A” 5273, which increased the abovementioned upward adjustment from 30% to 75%, has not made it possible to distribute dividends.

22.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank prior intervention is not required for the publication of these financial statements.

23.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the Central Bank and, except for the effects of the matters mentioned in Note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

Jorge H. Brito
Chairperson

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010	12/31/2011
	Market value			Position
	or present	Book	Book	Without		Final
Name	Value	balance	balance	Options (1)	Options	position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings booked at market value
- Local
Federal government bonds in pesos at Badlar Private + 2,75% - Maturity: 2014		226,959	201,915	214,239		214,239
Secured bonds under Presidential Decree No. 1,579/02		186,378	40,724	32,627		32,627
Discount bonds denominated in pesos - Maturity: 2033		163,855	889	2,616		2,616
GDP - Related Securities - Maturity: 2035		46,936	203	70		70
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,062	46,350	46,062		46,062
Federal government bonds in US dollars at Libor - Maturity: 2012		20,075	34,427	201	9,872	10,073
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,275	17,498	16,275		16,275
Consolidation bonds in pesos - 6° serie - Maturity: 2024		10,762	19,163	2,352		2,352
Federal government bonds in pesos at variable rate - Maturity: 2013		5,121	7,523	5,121		5,121
Federal government bonds in pesos - Maturity: 2014		3,683	3,674	3,683		3,683
Other		10,262	5,499	4,140	26,618	30,758
Subtotal holdings booked at market value		736,368	377,865	327,386	36,490	363,876

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013		1,992,625	2,299,088
Subtotal government securities under repo transactiones with Central Bank of Argentina		1,992,625	2,299,088

Holdings booked at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012	52,031	51,911		51,911		51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012	51,987	51,705		51,705		51,705
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Subtotal Holdings booked at amortized cost		103,616	99,659	103,616		103,616

Jorge H. Brito
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010	12/31/2011
	Market
	Value or			Position
	Present	Book	Book	without		Final
Name	Value	balance	Balance	options (1)	Options	position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012		753,978
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012		27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012		19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012		12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012		12,188
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-2011			12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-2011			7,027
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		825,514	19,239

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-02-2011			176,545
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-12-2011			105,591
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-23-2011			48,467
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-16-2011			19,708
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-19-2011			5,476
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio			355,787

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos – Maturity: 01-04-2012		499		499		499
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-02-2011			147,361
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-09-2011			2,016
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-16-2011			1,951
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		499	151,328	499		499

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012		15,898		15,898		15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012		15,278		15,278		15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012		5,165		5,165		5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012		3,114		3,114		3,114
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-18-2011			3,048
Subtotal Central Bank of Argentina Notes at market value - Own portfolio		39,455	3,048	39,455		39,455
Subtotal Instruments issued by the Central Bank of Argentina		865,468	529,402	39,954		39,954

Jorge H. Brito
Chairperson

EXHIBIT A

(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010	12/31/2011
	Market
	value or			Position
	Present	Book	Book	Without		Final
Name	Value	Balance	Balance	options (1)	Options	position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		865,468	529,402	39,954		39,954

Central Bank of Argentina Notes - Under Repo Transactions		52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-15-2013		42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-22-2013		36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 10-03-2013		21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-23-2012		19,376
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-18-2012
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 06-08-2011			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-2011			9,083
Subtotal Central Bank of Argentina Notes - Under repo Transactions		171,361	27,396

Central Bank of Argentina Notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-21-2012		212,372		216,437		216,437
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-04-2012		5,826		5,826		5,826
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-26-2011			610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-05-2011			502,915
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 01-26-2011			472,384
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 05-11-2011			409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 04-13-2011			309,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 07-13-2011			303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 02-16-2011			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) – Maturity: 03-30-2011			40,319
Subtotal Central Bank of Argentina Notes at amortized cost - Own portfolio		218,198	2,852,635	222,263		222,263
Total Instruments issued by the Central Bank of Argentina		1,255,027	3,409,433	262,217		262,217
Total Government securities		4,087,636	6,186,045	693,219	36,490	729,709

Total government and private Securities		4,087,636	6,186,045	693,219	36,490	729,709

(1) Position without options as of December 31, 2011, includes “Holdings” plus: “loans” and “spot and forward purchases pending settlement", less “deposits” and "spot and forward sales pending settlement".

Jorge H. Brito
Chairperson

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010

COMMERCIAL

In normal situation	11,374,254	7,495,345
With Senior “A” guarantees and counter-guarantees	477,898	314,659
With Senior “B” guarantees and counter-guarantees	1,671,039	971,097
Without Senior guarantees or counter-guarantees	9,225,317	6,209,589

Subject to special monitoring	13,335	36,240
In observation
With Senior “B” guarantees and counter-guarantees	1,016	5,690
Without Senior guarantees or counter-guarantees	12,319	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees		19,258

Troubled	49,857	2,799
With Senior “B” guarantees and counter-guarantees	9,693	1,791
Without Senior guarantees or counter-guarantees	40,164	1,008

With high risk of insolvency	27,341	23,104
With Senior “B” guarantees and counter-guarantees	17,186	15,990
Without Senior guarantees or counter-guarantees	10,155	7,114

Irrecoverable	14,336	63,400
With Senior “B” guarantees and counter-guarantees	2,207	3,890
Without Senior guarantees or counter-guarantees	12,129	59,510

Subtotal Commercial	11,479,123	7,620,888

Jorge H. Brito
Chairperson

EXHIBIT B

(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION

AND GUARANTEES RECEIVED

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010

CONSUMER

Performing	12,195,418	7,952,155
With Senior “A” guarantees and counter-guarantees	28,979	26,962
With Senior “B” guarantees and counter-guarantees	851,667	678,048
Without Senior guarantees or counter-guarantees	11,314,772	7,247,145

Low risk	156,685	94,445
With Senior “A” guarantees and counter-guarantees	267	75
With Senior “B” guarantees and counter-guarantees	7,547	8,794
Without Senior guarantees or counter-guarantees	148,871	85,576

Medium risk	100,451	64,009
With Senior “A” guarantees and counter-guarantees	28
With Senior “B” guarantees and counter-guarantees	2,770	6,876
Without Senior guarantees or counter-guarantees	97,653	57,133

High risk	122,064	116,223
With Senior “A” guarantees and counter-guarantees		6
With Senior “B” guarantees and counter-guarantees	4,084	8,532
Without Senior guarantees or counter-guarantees	117,980	107,685

Irrecoverable	53,878	50,318
With Senior “A” guarantees and counter-guarantees	12
With Senior “B” guarantees and counter-guarantees	8,294	12,469
Without Senior guarantees or counter-guarantees	45,572	37,849

Irrecoverable according to Central Bank's rules	384	383
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	346	345

Subtotal Consumer	12,628,880	8,277,533
Total	24,108,003	15,898,421

Jorge H. Brito
Chairperson

EXHIBIT C

FINANCING-FACILITIES CONCENTRATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	portfolio

10 largest customers	2,377,863	9.86	2,003,779	12.60
50 next largest customers	3,010,737	12.49	2,127,600	13.38
100 next largest customers	1,830,873	7.59	1,216,861	7.65
Other customers	16,888,530	70.06	10,550,181	66.37

Total	24,108,003	100.00	15,898,421	100.00

Jorge H. Brito
Chairperson

EXHIBIT D

BREAKDOWN BY FINANCING TERMS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
			Over 1	Over 3	Over 6	Over 12
			month and	months	months	months
		Up to 1	up to 3	and up to	and up to	and up to	Over 24
Item	Matured	month	months	6 months	12 months	24 months	months	Total

Non-financial government sector	24	10,211	12,185	3,989	11,916	24,858	285,583	348,766
Financial sector		280,025	19,542	17,577	95,996	20,875	4,770	438,785

Non-financial private sector and foreign residents	273,027	6,307,829	3,360,410	2,736,128	2,191,339	3,047,556	5,404,163	23,320,452

Total	273,051	6,598,065	3,392,137	2,757,694	2,299,251	3,093,289	5,694,516	24,108,003

Jorge H. Brito
Chairperson

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

							Information on the issuer
	12/31/2011					12/31/2010	Data from latest financial statements
								Period /			Income
		Unit	Votes					year-			(loss) for
Name	Class	face value	per share	Number	Amount	Amount	Main business activity	end date	Capital stock	Shareholders' equity	the period / year
In financial institutions, supplementary and authorized activities
- Subsidiaries
In Argentina
Banco del Tucumán S.A.	Common	100	1	395,341	333,985	243,810	Financial institution	12-31-11	43,960	371,375	100,270
Banco Privado de Inversiones S.A.	Common	1	1	85,925,820	86,465	84,454	Financial institution	12-31-11	86,659	87,203	2,046
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	31,444	26,914	Brokerage house	12-31-11	12,886	32,089	5,155
Macro Fiducia S.A (former Sud Inversiones & Análisis S.A.)	Common	1	1	6,475,143	12,194	13,155	Services	12-31-11	6,567	12,248	1,182
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	2,817	1,765	Mutual funds management	12-31-11	1,713	14,240	5,105
Foreign
Macro Bank Limited	Common	1	1	9,816,899	192,993	184,060	Financial institution	12-31-11	9,817	192,993	8,933
Subtotal subsidiaries					659,898	554,158

- Non-Subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12-31-10	23,599	66,210	19,034
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	12-31-10	7,200	8,715	500
Visa Argentina S.A.	Common	1	1	904,503	625	625	Business services	05-31-11	15,000	186,220	124,888
C.O.E.L.S.A.	Common	1	1	77,942	119	119	Financial Services	12-31-10	1,000	2,078	45
A.C.H. S.A.	Common	1	1	110,500	196	196	Electronic information services	12-31-10	650	219	(1,939)
Mercado Abierto Electrónico S.A.	Common	1,200	1	7	113	119	Electronic market	12-31-10	242	14,431	1,856
Argentina Clearing S.A.	Common	2,500	1	30	31	31	Electronic information services	07-31-11	10,250	25,994	5,896
Garantizar S.G.R	Common	1	1	10,000	10	10	Mutual guarantee association	12-31-10	8,480	278,680	2,615
Progresar S.G.R. (Former Macroaval S.G.R.)	31
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	339	314	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	250	231	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Banco Latinoamericano de Exportaciones S.A.	Preferred	10		259	13	12	Financial institution	12-31-10	1,113,144	2,771,331	167,954
Subtotal non-subsidiaries					4,799	4,791
Total in financial institutions, supplementary and authorized activities					664,697	558,949
In other companies
- Non-Subsidiaries
In Argentina
Other					1,551	1,407
Foreign
SWIFT S.A.	Common	1	1	3	21	20	Services	12-31-10	724,852	1,574,289	78,734
Total in other companies					1,572	1,427
Total (1)					666,269	560,376

(1) As of December 31, 2011 and 2010 the Bank booked allowances for impairment in value amounting for 1,142 and 659, respectively (see Exhibit J).

Jorge H. Brito
Chairperson

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	Net book				Depreciation for
	value at				the year		Net book
	beginning				Years of		value at
	of fiscal				useful		end of
Item	year	Increases	Transfers	Decreases	life	Amount	fiscal year

Bank premises and equipment
Buildings	267,290	14,796	40,348	916	50	11,786	309,732
Furniture and facilities	38,432	30,922	15	431	10	7,339	61,599
Machinery and equipment	83,153	66,838	(15)	41	5	38,055	111,880
Vehicles	14,294	3,748	37,178	7,133	5	11,622	36,465

Total	403,169	116,304	77,526	8,521		68,802	519,676

Other assets
Works in progress	35,785	27,800	(41,037)				22,548
Works of art	1,218	3					1,221
Prepayments for the purchase of assets	57,862	115,453	(168,897)	1,779			2,639
Foreclosed assets	11,704	92	1	2,468	50	218	9,111
Leased buildings	2,445				50	71	2,374
Stationery and office supplies	3,537	36,537		31,212			8,862
Other assets	66,744	3,807	132,407	20,318	50	1,142	181,498

Total	179,295	183,692	(77,526)	55,777		1,431	228,253

Jorge H. Brito
Chairperson

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	Net book		Amortization for
	value at		the year		Net book
	beginning		Years of		value at
	of fiscal		useful		end of
Item	year	Increases	life	Amount	fiscal year

Goodwill (a)	100,945		10	14,052	86,893

Organization and development costs (b)	186,700	109,007	5	73,228	222,479

Total	287,645	109,007		87,280	309,372

(a)	Related to the difference between the total price of the transaction and the value by the equity method of Banco del Tucumán S.A., former Nuevo Banco Bisel S.A. and Banco Privado de Inversiones S.A. acquisitions.

(b)	Includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

Jorge H. Brito
Chairperson

EXHIBIT H

DEPOSIT CONCENTRATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010
	Outstanding	% of total	Outstanding	% of total
Number of customers	balance	portfolio	balance	Portfolio

10 largest customers	5,226,074	19.77	4,130,232	19.75
50 next largest customers	2,686,237	10.16	1,804,474	8.63
100 next largest customers	1,466,461	5.55	1,044,370	5.00
Other customers	17,054,399	64.52	13,928,968	66.62

Total	26,433,171	100.00	20,908,044	100.00

Jorge H. Brito
Chairperson

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND

SUBORDINATED CORPORATE BONDS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Deposits	20,043,594	4,189,465	1,388,548	809,640	1,824	100	26,433,171

Other liabilities from financial intermediation

Central Bank of Argentina	2,319					6,724	9,043
Banks and International Institutions	25,932	69,032	53,567	7,052			155,583
Non-subordinated corporate bonds		16,215	198,479			457,838	672,532
Financing received from Argentine financial institutions	562	853	1,279	2,558	5,116	35,659	46,027
Other	1,306,840	532	316	929	1,504	81,085	1,391,206

	1,335,653	86,632	253,641	10,539	6,620	581,306	2,274,391

Subordinated corporate bonds			2,273			645,480	647,753

Total	21,379,247	4,276,097	1,644,462	820,179	8,444	1,226,886	29,355,315

Jorge H. Brito
Chairperson

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	Balances at				Balances at
	beginning of	Increases	Decreases		end of fiscal
Breakdown	fiscal year	(1)	Charge off	Reversals	year

ALLOWANCES
Loans
For uncollectibility risk and impairment in value	470,730	270,256	159,296	24,104	557,586
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	229,504	4,618	1,400	408	232,314
Receivables from financial leases
For uncollectibility risk	5,968	577		962	5,583
Investments in other companies
For impairment in value	659	945		462	1,142
Other receivables
For uncollectibility risk	12,858	6,304	6,507	316	12,339

Total allowances	719,719	282,700	167,203	26,252	808,964

PROVISIONS
Contingent commitments	784		2	758	24
For other contingencies	78,263	27,217	22,370	4,423	78,687
Difference from court deposits dollarization	9,818	757	1,122		9,453

Total Provisions	88,865	27,974	23,494	5,181	88,164

(1) See notes 3.4.f). and 3.4.o).

Jorge H. Brito
Chairperson

EXHIBIT K

CAPITAL STRUCTURE

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	Own Portfolio (1)	Paid in

Registered common stock A	11,235,670	5	11,236		11,236

Registered common stock B	583,249,498	1	573,249	10,000	583,249

Total	594,485,168		584,485	10,000	594,485

(1) See Note 9.

Jorge H. Brito
Chairperson

EXHIBIT L

FOREIGN CURRENCY BALANCES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

	12/31/2011													12/31/2010
	Total Parent
	company and	Total per currency
	Argentine		Pound	Swiss	Danish	Canadian	Australian	Neozalen		Swedish	Norwegian
Items	branches	US dollar	sterling	franc	krone	dollar	dollar	dollar	Yen	krone	krone	Real	Euro	Total

ASSETS
Cash	1,290,849	1,273,527	859	486	62	341	39	126	665	53	121		14,570	1,569,057
Government and private securities	2,032,582	2,032,582												2,353,322
Loans	2,937,363	2,936,214											1,149	2,358,553
Other receivables from financial intermediation	2,369,873	2,369,873												2,684,059
Receivables from financial leases	51,589	51,589												59,958
Investments in other companies	193,616	193,616												184,637
Other receivables	47,247	47,247												41,673
Items pending allocation	581	581												302

Total	8,923,700	8,905,229	859	486	62	341	39	126	665	53	121		15,719	9,251,561

LIABILITIES
Deposits	3,595,283	3,595,283												3,176,390
Other liabilities from financial intermediation	2,932,203	2,917,107	160	79		39		44					14,774	3,252,703
Other liabilities	2,560	2,560												3,267
Subordinated corporate bonds	647,753	647,753												598,470
Items pending allocation	7	7												3

Total	7,177,806	7,162,710	160	79		39		44					14,774	7,030,833

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	1,213,262	1,183,889											29,373	766,576
Control	766,579	754,078	227	43									12,231	1,175,862
Derivatives	43,550	43,550												42,066
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	363,044	270,117										1,125	91,802	137,901
Control	234	234												199

Jorge H. Brito
Chairperson

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

Item	12/31/2011 (1)	12/31/2010 (1)

Loans
Overdrafts	8,343	252
With Senior “A” guarantees and counter-guarantees	2
Without Senior guarantees or counter-guarantees	8,341	252
Documents	34,245	18,747
Without Senior guarantees or counter-guarantees	34,245	18,747
Mortgage and pledge	4,322	2,205
With Senior “B” guarantees and counter-guarantees	4,057	1,889
Without Senior guarantees or counter-guarantees	265	316
Personal	204	41
Without Senior guarantees or counter-guarantees	204	41
Credit cards	13,939	9,887
Without Senior guarantees or counter-guarantees	13,939	9,887
Other	183,107	2,480
Without Senior guarantees or counter-guarantees	183,107	2,480
Total loans	244,160	33,612

Other receivables from financial intermediation	5,918	8,806

Receivables from financial leases	8,565	2,125

Contingent Commitments	3,904	12,733

Investments in other companies	660,561	554,742

Total	923,108	612,018

Allowances / Provisions	1,743	557

(1) As of December 31, 2011 and 2010 all debtors are classified in performing situation.

Jorge H. Brito
Chairperson

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS

AS OF DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish - See note 23)

(Figures stated in thousands of pesos)

					Originally
					agreed	Residual	Weighted daily
Type of	Purpose of the transactions	Underlying	Type of	Negotiation environment	Weighted monthly	Weighted monthly	average term of settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	14		36,490

	Intermediation		With delivery of	Over The Counter - Residents
Options	- own account	Other	underlying asset	in Argentina - Non-financial sector	7	7		40,091

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Repo transactions	- own account	government securities	underlying asset	electronic market)	1	1		3,154,697

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	5	3	1	3,372,897

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	4	2	1	17,876

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	4	2	30	28,722

	Intermediation		Maturity settlement	Over The Counter - Residents
Swaps	- own account	Other	of differences	in Argentina - Non-financial sector	132	81	90	43,550

	Intermediation			MAE (over-the-counter
Swaps	- own account	Other	Other	electronic market)	50	22	30	115,000

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010
ASSETS

A.	CASH
	Cash on hand	2,338,283	1,406,971
	Due from banks and correspondents
	Central Bank of Argentina	3,308,007	3,089,851
	Local Other	15,782	17,446
	Foreign	510,105	687,487
	Other	269	249
		6,172,446	5,202,004

B.	GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
	Holdings booked at market value	963,618	603,953
	Government securities under repo transactions with Central Bank of Argentina	1,992,625	2,299,088
	Holdings booked at amortized cost	112,887	103,682
	Instruments issued by the Central Bank of Argentina	1,303,871	4,005,766
	Investments in listed private securities	23,861	17,588
	less: Allowances (Note 4.)		(3)
		4,396,862	7,030,074

C.	LOANS
	To the non-financial government sector	336,189	336,430
	To the financial sector
	Interfinancing - (granted call)	150,000	110,100
	Other financing to Argentine financial institutions	187,909	45,100
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	5,373	501
	To the non-financial private sector and foreign residents
	Overdrafts	2,712,718	2,032,986
	Documents	3,178,058	1,805,226
	Mortgage loans	1,142,944	902,734
	Pledge loans	667,102	347,321
	Personal loans	9,023,260	5,802,442
	Credit cards	3,068,819	1,553,183
	Other	4,158,915	3,302,223
	Accrued interest, adjustments, foreign exchange and quoted price differences receivables	360,245	216,888
	less: Unposted payments
	less: Unearned discount	(74,050)	(30,121)
	less: Allowances (Note 4.)	(599,224)	(514,910)
		24,318,258	15,910,103

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010
D.	OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina	2,371,466	2,545,880
	Amounts receivable from spot and forward sales pending settlement	1,279,799	248,714
	Securities and foreign currency receivable from spot and forward purchases pending settlement	50,754	77,567
	Unlisted corporate bonds	313,656	279,306
	Receivables from forward transactions without delivery of underlying asset	880	2,840
	Other receivables not covered by debtors classification standards	648,434	642,223
	Other receivables covered by debtors classification standards	68,610	40,280
	Accrued interest receivables covered by debtors classification standards	1,641
	less: Allowances (Note 4.)	(238,712)	(237,513)
		4,496,528	3,599,297

E.	RECEIVABLES FROM FINANCIAL LEASES
	Receivables from financial leases	326,783	249,081
	Accrued interest and adjustments	5,644	4,339
	less: Allowances (Note 4.)	(5,620)	(6,021)
		326,807	247,399

F.	INVESTMENTS IN OTHER COMPANIES
	In financial institutions	602	557
	Other	10,853	10,789
	less: Allowances (Note 4.)	(2,129)	(1,676)
		9,326	9,670

G.	OTHER RECEIVABLES
	Receivables from sale of assets	6,240	7,229
	Other	598,182	602,123
	Accrued interest and adjustments receivable on from sale of assets	231	330
	Other accrued interest and adjustments receivables	447	290
	less: Allowances (Note 4.)	(12,908)	(12,961)
		592,192	597,011

H.	BANK PREMISES AND EQUIPMENT, NET	575,410	445,531

I.	OTHER ASSETS	229,699	181,256

J.	INTANGIBLE ASSETS
	Goodwill	86,893	100,945
	Organization and development costs	232,625	196,352
		319,518	297,297

K.	ITEMS PENDING ALLOCATION	5,080	4,765

TOTAL ASSETS		41,442,126	33,524,407

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010
LIABILITIES

L.	DEPOSITS
	From the non-financial government sector	5,836,211	5,216,109
	From the financial sector	17,731	15,776
	From the non-financial private sector and foreign residents
	Checking accounts	4,911,863	4,178,758
	Savings accounts	6,175,482	4,526,697
	Time deposits	11,433,220	8,714,101
	Investment accounts	44,512	178,010
	Other	618,491	518,807
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	129,568	59,135
		29,167,078	23,407,393

M.	OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
	Central Bank of Argentina
	Other	9,155	1,877
	Banks and International Institutions	154,942	45,506
	Non-subordinated Corporate Bonds	654,905	620,071
	Amounts payable for spot and forward purchases pending settlement	66,100	93,609
	Securities and foreign currency to be delivered under spot and forward sales pending settlement	3,291,065	2,561,740
	Put options sold premiums		398
	Financing received from Argentine financial institutions
	Interfinancing (received call)	1	30,068
	Other financing received from Argentine financial institutions	15,501	17,278
	Accrued interest payables		25
	Receivables from forward transactions without delivery of underlying asset	30	755
	Other	1,492,007	1,173,873
	Accrued interest, adjustments, foreign exchange and quoted price differences payables	48,793	46,083
		5,732,499	4,591,283

N.	OTHER LIABILITIES
	Fees	7,713	447
	Other	1,010,150	633,244
		1,017,863	633,691

O.	PROVISIONS (Note 4.)	112,816	105,830

P.	SUBORDINATED CORPORATE BONDS	647,753	598,470

Q.	ITEMS PENDING ALLOCATION	6,981	7,399

	MINORITY INTERESTS IN SUBSIDIARIES	37,584	27,499

	TOTAL LIABILITIES	36,722,574	29,371,565

	SHAREHOLDERS' EQUITY	4,719,552	4,152,842

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		41,442,126	33,524,407

Jorge H. Brito

Chairperson

CONSOLIDATED BALANCE SHEETS

(Section 33, Law No. 19,550)

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	21,077,364	15,219,447

Contingent	8,113,891	5,542,009
Credit lines obtained (unused portion)	11,700
Guarantees received	7,584,503	5,197,200
Other not covered by debtors classification standards	195	229
Contingent debit-balance contra accounts	517,493	344,580

Control	8,491,385	7,835,246
Receivables classified as irrecoverable	905,084	845,119
Other	7,340,091	6,745,666
Control debit-balance contra accounts	246,210	244,461

Derivatives	3,654,793	1,022,181
Notional value of put options taken	40,091
Notional value of forward transactions without delivery of underlying asset	1,757,843	555,897
Interest rate swap	158,550	157,066
Derivatives debit-balance contra accounts	1,698,309	309,218

Trust activity	817,295	820,011
Trust funds	817,295	820,011

CREDIT-BALANCE ACCOUNTS	21,077,364	15,219,447

Contingent	8,113,891	5,542,009
Credit lines granted (unused portion) covered by debtors classification standards	40,246	57,533
Other guarantees provided covered by debtors classification standards	67,807	66,192
Other guarantees provided not covered by debtors classification standards	137,329	130,684
Other covered by debtors classification standards	272,111	90,171
Contingent credit-balance contra accounts	7,596,398	5,197,429

Control	8,491,385	7,835,246
Checks to be credited	246,210	244,461
Control credit-balance contra accounts	8,245,175	7,590,785

Derivatives	3,654,793	1,022,181
Notional value of call options sold		17,587
Notional value of put options sold	36,657	54,780
Notional value of forward transactions without delivery of underlying asset	1,661,652	236,851
Derivatives credit-balance contra account	1,956,484	712,963

Trust activity	817,295	820,011
Trust activity credit-balance contra accounts	817,295	820,011

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

A.	FINANCIAL INCOME
	Interest on cash and due from banks	179	275
	Interest on loans to the financial sector	29,137	13,668
	Interest on overdrafts	456,904	278,851
	Interest on documents	234,928	146,321
	Interest on mortgage loans	158,449	112,498
	Interest on pledge loans	91,550	51,258
	Interest on credit card loans	371,352	210,058
	Interest on financial leases	56,712	42,991
	Interest on other loans	2,398,336	1,538,828
	Net income from government and private securities	493,920	988,707
	Net income from options	1,077	616
	Interest on other receivables from financial intermediation	684	966
	Income from guaranteed loans - Presidential Decree No. 1,387/01	4,918	62,053
	CER (Benchmark Stabilization Coefficient) adjustment	4,428	46,176
	CVS (Salary Variation Coefficient) adjustment	362	688
	Difference in quoted prices of gold and foreign currency	283,189	160,209
	Other	112,523	74,275
		4,698,648	3,728,438

B.	FINANCIAL EXPENSE
	Interest on checking accounts	203	4,073
	Interest on savings accounts	25,184	19,639
	Interest on time deposits	1,225,052	954,465
	Interest on interfinancing received loans (received call)	4,903	4,444
	Interest on other financing from financial institutions	8	6
	Interest on other liabilities from financial intermediation	64,752	62,889
	Interest on subordinated bonds	60,592	57,381
	Other interest	2,679	1,961
	CER adjustment	4,107	4,890
	Contribution to Deposit Guarantee Fund	44,248	35,151
	Other	286,993	185,271
		1,718,721	1,330,170

	GROSS INTERMEDIATION MARGIN - GAIN	2,979,927	2,398,268

C.	PROVISION FOR LOAN LOSSES	273,224	215,040

D.	SERVICE-CHARGE INCOME
	Related to lending transactions	124,059	96,574
	Related to deposits	1,169,977	816,100
	Other commissions	39,884	31,084
	Other	635,253	380,783
		1,969,173	1,324,541

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

		12/31/2011	12/31/2010

E.	SERVICE-CHARGE EXPENSE
	Commissions	114,597	80,233
	Other	313,424	205,132
		428,021	285,365

F.	ADMINISTRATIVE EXPENSES
	Personnel expenses	1,646,425	1,233,898
	Directors' and statutory auditors' fees	59,773	59,391
	Other professional fees	90,425	81,169
	Advertising and publicity	75,925	63,437
	Taxes	131,816	102,547
	Depreciation of equipment	72,972	58,285
	Amortization of organization costs	59,213	43,273
	Other operating expenses	323,990	248,430
	Other	27,971	26,884
		2,488,510	1,917,314

	NET INCOME FROM FINANCIAL INTERMEDIATION - GAIN	1,759,345	1,305,090

G.	OTHER INCOME
	Income from long-term investments	8,358	6,168
	Penalty interest	31,743	26,775
	Recovered loans and allowances reversed	77,780	69,981
	CER adjustments	78	107
	Others	72,601	64,492
		190,560	167,523

H.	OTHER EXPENSE
	Penalty interest and charges payable to the Central Bank of Argentina	50	20
	Charges for other receivables uncollectibility and other allowances	44,345	32,517
	Amortization of differences related to court orders	18,870	17,475
	Depreciation and loss of other assets	2,152	3,662
	Goodwill amortization	14,052	10,305
	Other	26,370	25,561
		105,839	89,540

	MINORITY INTEREST IN SUBSIDIARIES	(10,111)	(6,868)

	NET INCOME BEFORE INCOME TAX - GAIN	1,833,955	1,376,205

I.	INCOME TAX	657,858	365,775

	NET INCOME FOR THE FISCAL YEAR - GAIN	1,176,097	1,010,430

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010
CHANGES IN CASH AND CASH EQUIVALENTS (Note 1.5.)
Cash at beginning of the fiscal year	5,990,480	5,396,063
Cash at end of the fiscal year	6,172,446	5,990,480
Net increase in cash	181,966	594,417

CAUSES OF CHANGES IN CASH

Operating activities
Net collections / (payments) for:
Government and private securities	3,131,541	3,131,177
Loans
To the financial sector	(358,161)	(51,069)
To the non-financial government sector	7,590	(24,793)
To the non-financial private sector and foreign residents	(4,747,693)	(2,224,016)
Other receivables from financial intermediation	(353,689)	(1,769,683)
Receivables from financial leases	(22,403)	67,018
Deposits
From the financial sector	1,965	1,725
From the non-financial government sector	484,690	1,531,907
From the non-financial private sector and foreign residents	3,750,341	2,011,260
Other liabilities from financial intermediation
Financing facilities from the financial sector (received calls)	164,735	(119,490)
Others (except liabilities included under financing activities)	(31,866)	188,107
Collections related to service-charge income	1,952,285	1,312,098
Payments related to service-charge expenses	(417,852)	(278,375)
Administrative expenses paid	(2,314,629)	(1,780,237)
Payment of organization and development costs	(99,004)	(79,155)
Net collections from penalty interest	31,701	26,756
Differences from payments related to court orders	(15,377)	(20,570)
Collections of dividends from other companies	9,293	6,369
Other collections related to other income and losses	66,996	64,149
Net payments from other operating activities	(68,403)	(115,183)
Payment of income tax / minimum presumed income tax	(257,945)	(726,269)
Net cash flows generated in operating activities	914,115	1,151,726

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010
Investing activities
Net payments for bank premises and equipment	(101,036)	(57,434)
Net payments for other assets	(134,391)	(69,191)
Payments for investment in other companies		(91,856)
Other collections for investing activities	(498)	12,076
Net cash flows used in investing activities	(235,925)	(206,405)

Financing activities
Net collections / (payments) for:
Non-subordinated corporate bonds	(58,059)	(56,372)
Central Bank of Argentina:
Other	7,240	(19)
Banks and International Institutions	107,788	(176,042)
Subordinated corporate bonds	(61,315)	(58,827)
Financing received from Argentine financial institutions	(1,785)	(1,685)
Payment of dividends	(505,339)	(208,124)
Other payments for financing activities
Own shares reacquired	(92,919)
Net cash flows used in financing activities	(604,389)	(501,069)

Financial income and holding gains on cash and cash equivalents	108,165	150,165

Net increase in cash	181,966	594,417

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these financial statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010

COMMERCIAL

In normal situation	11,459,913	7,762,398
With Senior “A” guarantees and counter-guarantees	486,443	322,597
With Senior “B” guarantees and counter-guarantees	1,675,828	1,001,760
Without Senior guarantees or counter-guarantees	9,297,642	6,438,041

Subject to special monitoring	14,523	36,240
In observation
With Senior “B” guarantees and counter-guarantees	1,988	5,690
Without Senior guarantees or counter-guarantees	12,535	10,745
In negociation or with rollover agreement
With Senior “B” guarantees and counter-guarantees		547
Without Senior guarantees or counter-guarantees		19,258

Troubled	49,857	2,799
With Senior “B” guarantees and counter-guarantees	9,693	1,791
Without Senior guarantees or counter-guarantees	40,164	1,008

With high risk of insolvency	27,350	23,104
With Senior “B” guarantees and counter-guarantees	17,186	15,990
Without Senior guarantees or counter-guarantees	10,164	7,114

Irrecoverable	14,336	63,400
With Senior “B” guarantees and counter-guarantees	2,207	3,890
Without Senior guarantees or counter-guarantees	12,129	59,510

Subtotal Commercial	11,565,979	7,887,941

Jorge H. Brito

Chairperson

CONSOLIDATED STATEMENTS OF DEBTORS BY SITUATION

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011	12/31/2010

CONSUMER

Performing	13,991,475	8,959,435
With Senior “A” guarantees and counter-guarantees	31,956	29,291
With Senior “B” guarantees and counter-guarantees	882,926	707,689
Without Senior guarantees or counter-guarantees	13,076,593	8,222,455

Low risk	166,451	101,963
With Senior “A” guarantees and counter-guarantees	267	76
With Senior “B” guarantees and counter-guarantees	7,566	8,995
Without Senior guarantees or counter-guarantees	158,618	92,892

Medium risk	106,973	72,172
With Senior “A” guarantees and counter-guarantees	28	1
With Senior “B” guarantees and counter-guarantees	2,770	6,928
Without Senior guarantees or counter-guarantees	104,175	65,243

High risk	134,539	143,096
With Senior “A” guarantees and counter-guarantees		8
With Senior “B” guarantees and counter-guarantees	4,128	8,532
Without Senior guarantees or counter-guarantees	130,411	134,556

Irrecoverable	54,644	54,455
With Senior “A” guarantees and counter-guarantees	12
With Senior “B” guarantees and counter-guarantees	8,328	12,750
Without Senior guarantees or counter-guarantees	46,304	41,705

Irrecoverable according to Central Bank's rules	390	412
With Senior “B” guarantees and counter-guarantees	38	38
Without Senior guarantees or counter-guarantees	352	374

Subtotal Consumer	14,454,472	9,331,533
Total	26,020,451	17,219,474

The accompanying notes 1 through 7 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

Jorge H. Brito

Chairperson

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided by Central Bank rules - Communiqué “A” 2227, as supplemented - and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets, the statements of income and cash flows as of December 31, 2011, and 2010, with the financial statements of the subsidiaries listed in note 1.2. as of each respective date.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements. The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of December 31, 2011):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes		Possible votes

Banco del Tucumán S.A.	Common	395,341	89.932%	89.932%	89.932%	89.932%

Banco Privado de Inversiones S.A. (a)	Common	85,925,820	99.154%	99.154%	99.994%	99.994%

Macro Bank Limited (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Macro Fiducia S.A (ex former Sud Inversiones & Análisis S.A. )	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.FCI S.A.	Common	327,183	19.100%	19.100%	99.936%	99.936%

(a)	Banco Privado de Inversiones S.A was consolidated into Banco Macro S.A since September 20, 2010. Banco Macro S.A.’s indirect equity interest derives from Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.) and Macro Securities S.A. Sociedad de Bolsa.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 221).

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

(c) Consolidated with Macro Fondos S.G.F.C.I. S.A. (percentage of capital stock and votes 80.90%).

(d) The indirect equity interest of Banco Macro S.A. comes from Macro Fiducia S.A. (ex former Sud Inversiones & Análisis S.A.).

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited were adapted to Central Bank rules. Also, as they are originally stated in US dollars, they were translated into pesos following the procedures indicated below:

a)	Assets and liabilities were converted at the reference exchange rate at the closing of transactions on the last business day of the fiscal years ended December 31, 2011, and 2010.

b)	Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

d)	The amounts of the accounts in the statement of income for the fiscal years ended December 31, 2011, and 2010, were converted into pesos, as described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each year (difference between retained earnings at beginning of fiscal year and retained earnings at year-end) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited (consolidated with Sud Asesores (ROU) S.A.) as of December 31, 2011, considering the translation process mentioned above are as follows:

	Macro Bank Limited
	In thousands of USD	In thousands of Ps.

Assets	197,289	848,972

Liabilities	152,440	655,979

Shareholders’ equity	44,849	192,993

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income (loss) of Banco Macro S.A. and each of its subsidiaries as of December 31, 2011:

	Banco Macro S.A.	Banco del Tucumán S.A.	Banco Privado de Inversiones S.A.	Macro Bank Limited (1)	Other subsidiaries (2)	Eliminations	Banco Macro S.A consolidated

Assets	38,283,230	2,909,248	95,305	848,972	98,494	793,123	41,442,126

Liabilities	33,563,678	2,537,873	8,102	655,979	54,415	97,473	36,722,574

Shareholders’ equity	4,719,552	371,375	87,203	192,993	44,079	695,650	4,719,552

Income (loss)	1,176,097	100,270	2,046	8,933	5,493	116,742	1,176,097

(1)    Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)	Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa, (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.) and Macro Fiducia S.A. (former Sud Inversiones & Análisis S.A.)

1.5.	Statement of cash flows and cash equivalents

The Bank and its subsidiaries consider “Cash and cash equivalents” to be the Cash account and Government and private securities which mature less than 90 days since their date of acquisition. Below is a breakdown of the reconciliation of the “Cash” item in the statement of cash flows with the related balance sheets accounts:

	12/31/2011	12/31/2010

Cash	6,172,446	5,202,004
Government and private securities
Holdings booked at market value		198,790
Instruments issued by Central Bank		589,686

Cash and cash equivalents	6,172,446	5,990,480

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

2.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

In addition to what was mentioned in Note 4 to the Bank´s stand alone financial Statements, the following shows the situation of the main subsidiaries.

As of December 31, 2011, and 2010, subsidiary Banco del Tucumán S.A. estimated income tax in the amount of 61,296 and 40,889, respectively; hence, no minimum presumed income tax should be assessed. In addition, as of December 31, 2011, the Bank capitalized income tax prepayments for 30,484 for 2011 tax year, which were recorded in the “Other receivables” account.

As of December 31, 2011, and 2010, subsidiary Banco Privado de Inversiones S.A. did not set an income tax accrual as it estimated NOLs as of that date and, therefore, booked accrued minimum presumed income tax totaling 192 and 459, respectively. As of December 31, 2011, this NOL totals 25,249. Additionally, as of December 31, 2011, and 2010, the subsidiary booked(i) a minimum presumed income tax credit of 3,563, which was fully accrued, (ii) a 217 credit tax for fiscal year 2010 and (iii) prepayments for an amount of 290 related to tax year 2011, which were booked under “Other receivables”.

3.	RESTRICTED ASSETS

In addition to the assests broken down in Note 7 to the stand-alone financial statements, certain assets are restricted as follows:

3.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2011, and 2010, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones for an amount of 49,158 and 25,254, respectively.

b)	Other receivables

As of December 31, 2011, and 2010, this includes other receivables in the amount of 5,560 and 4,984, respectively.

3.2.	Banco Privado de Inversiones S.A.:

a)	Other receivables from financial intermediation

As of December 31, 2011, and 2010, Banco Privado de Inversiones S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar ones and credit card customers’ consumptions abroad for an amount of 403 and 2,807, respectively.

b)	Other receivables

b.1)	As of December 31, 2010, it holds security deposits related to credit card transactions for 7,537.

b.2)	As of December 31, 2011, and 2010, includes other receivables for an amount of 15 and 1,014, respectively.

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

3.3.	Macro Securities S.A. Sociedad de Bolsa:

Investments in other companies

As of December 31, 2011, and 2010, this includes other investments in other companies in the amount of 1,453.

4.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of December 31, 2011:

	Balances at				Balances at
	beginning of		Decreases		end of fiscal
Item	fiscal year	Increases	Charge off	Reversals	Year

Allowances

For government and private securities	3		3

For loans	514,910	290,651	179,460	26,877	599,224

For other receivables from financial intermediation	237,513	5,792	1,496	3,097	238,712

For receivables from financial leases	6,021	590		991	5,620

For investments in other companies	1,676	963		510	2,129

For other receivables	12,961	6,849	6,559	343	12,908

Total	773,084	304,845	187,518	31,818	858,593

Provisions

For contingent commitments	784		2	758	24

For other contingencies	90,573	38,015	25,592	4,958	98,038

Difference from court deposits dollarization	14,473	1,403	1,122		14,754

Total	105,830	39,418	26,716	5,716	112,816

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

5.	DERIVATIVE FINANCIAL INSTRUMENTS

In addition to what was mentioned in Note 11 to the stand-alone financial statements, below is a breakdown of the volumes, in absolute values, by type of derivative financial instrument involved in the transactions between the Bank and its subsidiaries, which are effective as of December 31, 2011, and 2010:

Type of contract / underlying asset	12/31/2011	12/31/2010

Futures / Foreign currency	3,390,773	708,037

Repo transactions	3,285,652	2,481,016

Forwards / Foreign currency	28,722	161,865

Options / BODEN coupons	36,657	54,780

Swap / Other	158,550	157,066

Options / Other	40,091	17,587

Futures / Rate		10,000

Additionally, positions of transactions effective as of December 31, 2011, and 2010, are as follows:

Transaction	12/31/2011	12/31/2010

Net liability position of repurchase agreements	(3,231,730)	(2,479,037)

Net asset position of forward transactions without delivery of the underlying asset	96,191	319,046

Interest rate swap	158,550	157,066

Position of put options sold on BODEN 2012 and 2013 coupons	36,657	54,780

Position of put options taken	40,091

Position of call options sold		17,587

6.	PORTFOLIO MANAGEMENT

In addition to what was mentioned in Note 12 to the Bank’s stand-alone financial Statements, as of December 31, 2011, and 2010, Banco del Tucumán S.A., manages the following portfolios:

CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES

(Section 33 - Law No. 19,550)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011, AND 2010

(Translation of Financial Statements originally issued in Spanish - See Note 23 of the stand-alone financial statements)

(Figures stated in thousands of pesos except for where indicated)

a)	the trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 8,401 and 9,651, respectively.

b)	the trust agreement Fideicomiso Financiero BATUC I for a total amount of 16,758 and 17,253, respectively.

7.	TRUST AGREEMENTS

In addition to what was mentioned in Note 15 to the Bank’s stand-alone financial Statements, the subsidiaries have the following trust agreements as of December 31, 2011, and 2010:

7.1.	Financial trusts for investment purposes

Financial trust	12/31/2011	(1)	12/31/2010	(1)

Certificates of participation:
TST & AF (a)	48,262		42,404
Other	10,215		14,403
Total certificates of participation	58,477		56,807

(1)	Net of allowances in the amount of 5,385 and 7,161, respectively.

(a)	TST & AF trust

As of December 31, 2011, and 2010, Macro Bank Limited is the beneficiary of 46.66% of the certificates of participation issued by TST & AF Trust and, therefore, at consolidated level, Banco Macro S.A. is the beneficiary of 100% of them.

7.2.	Trusts created using financial assets transferred by the Bank’s subsidiaries.

In addition to what has been mentioned in note 15.2. to the stand-alone financial statements, which includes the trusts created with financial assets transferred by Banco Macro S.A., subsidiaries Banco del Tucumán S.A. and Banco Privado de Inversiones S.A. transferred financial assets (loans) to trusts for the purpose of issuing and selling securities, the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the entities lending capacity.

As of December 31, 2011, and 2010, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 1,036 and 1,265, as of both dates.

7.3.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

As mentioned in Note 15.4 to the stand-alone financial statements, and in addition to those included in that note, in these trusts the Bank, through Macro Fiducia S.A. (subsidiary) only carries out administrative duties regarding the corpus assets, in accordance with the agreements.

As of December 31, 2011, and 2010, considering the latest available accounting information as of the date of the financial statements, the trusts’ assets managed through Macro Fiducia S.A. (subsidiary) of these types of trusts amount to 613,743 and 946,415, respectively.

Jorge H. Brito

Chairperson

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance
GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Government securities at market value
- Local
Federal government bonds in pesos at Badlar Private + 2.75% - Maturity: 2014		227,251	201,915
Secured bonds under Presidential Decree No. 1,579/02		186,456	40,988
Discount bonds denominated in pesos - Maturity 2033		163,855	11,753
GDP - Related Securities - Maturity: 2035		46,936	203
Federal government bonds in pesos at Badlar Private + 3.50% - Maturity: 2013		46,062	46,350
Federal government bonds in US dollars at Libor - Maturity: 2012		21,117	42,466
Debt Securities at 12% in US dollars Córdoba Province - Maturity: 2017		16,275	17,498
Consolidation bonds in pesos - 6° serie - Maturity: 2024		10,762	19,163
Consolidation bonds of social security payables in pesos – Fourth Series		8,740	7,029
Federal government bonds in pesos at Badlar Private + 3.00% - Maturity: 2015		6,171	901
Others		14,846	16,897
Subtotal holdings booked at market value - Local		748,471	405,163
- Foreign
Treasury Bill - Maturity 04-19-12		215,147
Treasury Bill - Maturity 01-06-11			198,790
Subtotal holdings booked at market value - Foreign		215,147	198,790

Subtotal holdings booked at market value		963,618	603,953

Government securities under repo transactions with Central Bank of Argentina
- Local
Federal government bonds in US dollars at 7% - Maturity: 2013		1,992,625	2,299,088
Subtotal government securities under repo transactions with Central Bank of Argentina		1,992,625	2,299,088

Government securities at amortized cost
- Local
Province of Buenos Aires Treasury Bills in pesos - Maturity: 06-07-2012	52,031	51,911
Province of Buenos Aires Treasury Bills in pesos - Maturity: 02-16-2012	51,987	51,705
Province of Tucumán bonds - Second series in dollars at 9,45% - Maturity: 2015	6,454	6,425	2,455
Province of Tucumán bonds - First series in pesos - Maturity: 2018	2,847	2,846	1,565
Province of Buenos Aires Treasury Bills in pesos - Maturity: 03-31-2011			50,084
Province of Buenos Aires Treasury Bills in pesos - Maturity: 01-27-2011			49,575
Other			3
Subtotal government securities at amortized cost		112,887	103,682

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills - Under Repo Transactions
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-08-2012		753,978	83,923
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-13-2012		27,148
Central Bank of Argentina Internal Bills in pesos – Maturity: 05-02-2012		21,305
Central Bank of Argentina Internal Bills in pesos – Maturity: 02-22-2012		19,577
Central Bank of Argentina Internal Bills in pesos – Maturity: 07-04-2012		12,623
Central Bank of Argentina Internal Bills in pesos – Maturity: 06-20-2012		12,188
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-20-2011			12,212
Central Bank of Argentina Internal Bills in pesos – Maturity: 03-30-2011			7,027
Central Bank of Argentina Internal Bills in pesos – Maturity: 04-27-2011			7,514
Subtotal Central Bank of Argentina Internal Bills - Under repo Transactions		846,819	110,676

Central Bank of Argentina Internal Bills at market value – Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 02-02-2011			310,016
Central Bank of Argentina Internal Bills in pesos - Maturity 01-12-2011			229,455
Central Bank of Argentina Internal Bills in pesos - Maturity 01-05-2011			54,888
Central Bank of Argentina Internal Bills in pesos - Maturity 03-23-2011			48,467
Central Bank of Argentina Internal Bills in pesos - Maturity 02-16-2011			19,708
Central Bank of Argentina Internal Bills in pesos - Maturity 01-19-2011			19,415
Subtotal Central Bank of Argentina Internal Bills at market value – Own Portfolio			681,949

Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio
Central Bank of Argentina Internal Bills in pesos - Maturity 01-04-2012		499
Central Bank of Argentina Internal Bills in pesos - Maturity 03-02-2011			147,361
Central Bank of Argentina Internal Bills in pesos - Maturity 01-26-2011			35,897
Central Bank of Argentina Internal Bills in pesos - Maturity 02-09-2011			20,801
Central Bank of Argentina Internal Bills in pesos - Maturity 03-16-2011			1,951
Subtotal Central Bank of Argentina Internal Bills at amortized cost - Own Portfolio		499	206,010

Central Bank of Argentina notes at market value - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-14-2012		15,898
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 03-28-2012		15,278
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-29-2012		5,165
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity: 02-15-2012		3,114
Central Bank of Argentina Notes in pesos with variable coupon (Badlar rate) - Maturity 05-18-2011			3,048
Subtotal Central Bank of Argentina notes at market value - Own portfolio		39,455	3,048

Subtotal instruments issued by the Central Bank of Argentina		886,773	1,001,683

Jorge H. Brito

Chairperson

EXHIBIT I

(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF DECEMBER 31, 2011 AND 2010

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

	12/31/2011		12/31/2010
Name	Market value or Present Value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		886,773	1,001,683

Central Bank of Argentina Notes - Under Repo Transactions
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-15-13		52,625
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-22-13		42,144
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 10-03-13		36,216
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-23-12		21,000
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-18-12		19,376
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			18,401
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 06-08-11			18,313
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			9,083

Subtotal Central Bank of Argentina Notes - Under repo Transactions		171,361	45,797

Central Bank of Argentina internal notes at amortized cost - Own portfolio
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-21-12		239,911
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-04-12		5,826
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-05-11			567,409
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 01-26-11			513,541
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 07-13-11			303,436
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 02-16-11			203,937
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 03-30-11			40,319
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-26-11			610,879
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 05-11-11			409,140
Central Bank of Argentina Internal Notes in pesos with variable coupon (Badlar rate) - Maturity 04-13-11			309,625
Subtotal Central Bank of Argentina internal notes at amortized cost - Own portfolio		245,737	2,958,286
Total Instruments issued by the Central Bank of Argentina		1,303,871	4,005,766
Total Government securities		4,373,001	7,012,489

INVESTMENTS IN LISTED PRIVATE SECURITIES
Petroleo Brasileiro S.A. - Petrobras	12,502	12,502	17,588
Pampa Energía S.A.	5,640	5,640
Grupo Financiero Galícia S.A.	5,347	5,347
IRSA Inversiones y Representaciones S.A.	372	372
Total investment in listed private securities		23,861	17,588

Total government and private securities (1)		4,396,862	7,030,077

(1) As of December 31, 2010 the Bank booked allowances for impairment in value amounting for 3 .

Jorge H. Brito

Chairperson

EARNINGS DISTRIBUTION PROPOSAL

FOR THE FISCAL YEAR

ENDED DECEMBER 31, 2011

(Translation of financial statements originally issued in Spanish -

See note 23 to the stand-alone financial statements)

(Figures stated in thousands of pesos)

UNAPPROPRIATED RETAINED EARNINGS	2,755,369
To legal reserve (20% of 1,176,097)	(235,219)
SUBTOTAL 1	2,520,150
To the reserve under Central Bank rules - Special for subordinated corporate bonds (1)	(62,934)
Adjustment (Points 2.1.1. and 2.1.2. of "Distribution of earnings") (2)	(80,734)
SUBTOTAL 2	2,376,482

DISTRIBUTABLE AMOUNT (3)	-

(1) See Note 21.b).

(2) See Note 21.e.

(3) Relates to the lower amount between SUBTOTAL 2 and that arising from calculating the excess of computable capital over required minimum capital as of December 31, 2011, also considering the restrictions further described in note 21. as established by Central Bank rules regarding "Distribution of earnings".

Jorge H. Brito

Chairperson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 23, 2012

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director